UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 27, 2023

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

Enclosure: Press release: Sustainability Report 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 27, 2023

By:          /s/ _ LM GOLIATH
Name:    LM Goliath
Title:       Company Secretary

AngloGold Ashanti

Sustainability Report **2022**


STRENGTH
FOCUS
COMMITMENT

Our reporting theme

The theme of our 2022 reports is based on our core competitive advantages. These are our:

STRENGTH

... in leadership, our Mineral Resource and Mineral Reserve, our balance sheet and our progressive focus on mitigating the risks of climate change to garner a leading industry position

FOCUS

... on implementing our new Operating Model and on improved outcomes that include reduced costs and the execution of brownfields and greenfields opportunities

COMMITMENT

... to delivering growth and superior returns through our streamlined, focused portfolio and the disciplined allocation of capital

AngloGold Ashanti is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across nine countries on four continents. We pursue value-creating opportunities involving other minerals, where we can leverage our existing assets, shareholdings, skills and experience.

Note:

- AngloGold Ashanti, the Company or the Group refers to AngloGold Ashanti Limited
- Unless otherwise indicated, $ or dollar refers to the US dollar throughout
- All information is attributable unless otherwise specified
- Metric tonnes (t) are used throughout, and all ounces are troy ounces
- Moz refers to million ounces; Mt refers to million tonnes
- Rounding of numbers may result in computational discrepancies



OUR VALUES

Safety
We put safety first, before anything

Respect
We treat each other with dignity and respect

Integrity
We are honest and true to what we commit to

Sustainability
We make a positive contribution towards an enduring world

Excellence
We focus on continuous improvement towards a high performing culture

Collaboration
We work together to build a better company

Contents

About AngloGold Ashanti

Our vision

To be the leading mining company

Our mission

To create value for our shareholders, our employees, and our business and social partners by safely and responsibly exploring, mining and marketing our products

Our values

Our six values guide all decisions made and actions taken in the conduct of our business. These values link our business activities to our environmental, social and governance (ESG) goals and commitments

2022 at a glance

Produced 2.742Moz of gold, our principal product, and employed an average of 32,594 people (including contractors) (2021: 2.472Moz; 30,561 people)

Produced 3.6Moz of silver and 159t of sulphuric acid as by-products at our operations

Total gold Mineral Resource of 131.4Moz, including a 30.4Moz Mineral Reserve as at 31 December 2022

Listed on the Johannesburg, New York, Australia and Ghana stock exchanges

Geographically diverse shareholder base that includes the world's largest financial institutions

Market capitalisation of $8.1bn as at 31 December 2022 (2021: $8.8bn)

Included in the JSE Top 40 Index, the S&P Global CSA, the FTSE/JSE Responsible Investment Index Series (the FTSE4Good Index), the Responsible Mining Index and the Bloomberg Gender-Equality Index 2022

S&P Global
Responsible Mining Index
FTSE4Good
Bloomberg Gender-Equality Index 2022

Investment case

We are working to **regain cost competitiveness** with our peer group through the optimisation of our operating assets and by introducing new, lower cost production sources to our portfolio

A **well-defined, disciplined and shareholder-focused capital allocation framework** is supported by significant cash-flow generating ability, a strong balance sheet and our firm intention to return value to shareholders

Our **self-generated and self-funded project pipeline**, supported by medium- and long-term production plans, is complemented by our proven track record of replenishing and increasing our Mineral Reserve. We aim to achieve value-accretive growth

Our **ESG focus is embedded in our decision-making** and in the way we work and act. It informs our plans and actions from the initial exploration, to project development and the start of mining operations, throughout the productive life of our mining assets and through to closure. Sustainability and ESG are an essential part of our business, strategy, activities and processes, **driving long-term value creation** and underpinning our social licence to operate

As a **responsible gold miner**, we aim to **create long-term value for all our stakeholders in partnership** with host communities and governments

Global footprint


1
2
3
4
5
6
7
8
9

LEGEND

- Operations
- Projects
- Exploration

AMERICAS

1 **Argentina**
Cerro Vanguardia (92.5%)

2 **Brazil**
Serra Grande
AGA Mineração

3 **Colombia**
Gramalote (50%) [(1)]
La Colosa
Quebradona

4 **United States of America**
Silicon, North Bullfrog [(2)], Mother Lode [(2)], Sterling [(3)]

AFRICA

5 **Guinea**
Siguiri (85%)

6 **Ghana**
Iduapriem
Obuasi

7 **Democratic Republic of the Congo (DRC)**
Kibali (45%) [(4)]

8 **Tanzania**
Geita

AUSTRALIA

9 **Australia**
Sunrise Dam
Tropicana (70%)

[(1)] Gramalote is managed by B2Gold

[(2)] North Bullfrog and Mother Lode acquired with acquisition of Corvus Gold Inc. (Corvus Gold) in January 2022

[(3)] Sterling, which includes the Crown Block deposit, acquired with acquisition of Coeur Sterling Inc. (Coeur Sterling) in November 2022

[(4)] Kibali is operated by Barrick Gold Corporation (Barrick)

[(5)] Includes joint ventures

Note: Percentages indicate the ownership interest held by AngloGold Ashanti. All operations are wholly-owned unless otherwise indicated

	Americas	Africa	Australia
Total production:	0.569Moz (21%)	1.635Moz (60%)	0.538Moz (19%)
Total Mineral Reserve (including projects):	7.19Moz	20.59Moz	2.63Moz
Average employed (including contractors):	9,498 people	19,807 people	1,532 people
Operating cash flow [(5)] (contribution to Group including projects):	$129m (8%)	$1,108m (72%)	$300m (20%)
Capital expenditure (including projects):	$339m	$576m	$202m
Total community investment (including projects):	$6.4m	$10.2m	$0.98m

About this report

The AngloGold Ashanti Sustainability Report 2022 provides a detailed overview of our sustainability performance from operations within our reporting boundary, for the period 1 January 2022 to 31 December 2022.

In setting our reporting boundary, we have considered impacts that result both from operations within AngloGold Ashanti and its associated companies, as well as from outside the organisation. While we seek to establish a consistent boundary for reporting across all our sustainability metrics, we also report on developments, impacts and data outside our reporting boundary where these are significant to the business and our sustainability performance. We do not report on non-financial information for Kibali mine in the Democratic Republic of the Congo (DRC), which is managed and operated by our joint venture partner, Barrick Gold Corporation.

This report has been prepared in accordance with the Global Reporting Initiative (GRI) Standards 2021 and the Sustainability Accounting Standards Board (SASB) Metals and Mining Industry Standard. These standards are the benchmark for sustainability reporting globally and are an important measure of our progress. This year we have broadly aligned our reporting with the JSE Sustainability Disclosure Guidance and are also cognisant of the developments of the International Sustainability Standards Board (ISSB). The GRI and SASB content indices can be found *online*.

AngloGold Ashanti is a signatory to the United Nations Global Compact (UNGC) and this report serves to supplement and support our 2022 UNGC Communication on Progress (COP), which was submitted to the UNGC South Africa in January 2023. It is also aligned with the Sustainable Development Framework of the International Council on Mining and Metals (ICMM), of which AngloGold Ashanti is a member. The section on *External charters and sustainability indices* provides additional detail of compliance with other frameworks, including voluntary memberships.

We engage with several third-party entities that rank our sustainability or ESG performance, according to their own methodologies, including MSCI, S&P Global Inc., Responsible Mining Index (RMI) and Sustainalytics. The resultant rankings are based on our ESG-related disclosures, and ESG risks and performance, and provide useful external feedback on our performance, and benchmarks against our peers. Some of these ESG rankings are reflected on our website, in our dedicated *ESG Transparency Hub*.

During 2022, AngloGold Ashanti completed self-assessments of conformance to the ICMM Performance Expectations (PEs), and the World Gold Council's (WGC) Responsible Gold Mining Principles (RGMPs). We have assessed the applicability of each mining principle at the corporate and operational site (asset) levels. See the *2022 ESG and Sustainability Data Workbook <ESGD>* for details on the status of our conformance and the work underway to close remaining gaps.

IBIS ESG Consulting Africa (Pty) Ltd (IBIS) was appointed as the external validation service provider for both sets of self-assessment. The process of external validation commenced in September 2022 and will be completed across all assets over a three-year period. In planning for the on-site validation engagements, we reviewed our asset prioritisation and decided to align these engagements with the combined assurance audit cycle.

Key data found in our *<ESGD>* illustrates our performance against our sustainability metrics. Where possible, we present data for five years to show trends and to emphasise that our sustainability performance is built over time. Historical data in this report has been restated to exclude divested operations, unless otherwise stated in this report and accompanying data tables.

Inclusion of information in this report, including any discussion, analysis or assessment of "material", "significant", "key", or similarly described information, is not an indication that we deem such information to be material to an investment decision related to our securities or important to an understanding of our business more generally.

This report also contains certain forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In particular, these include, among other statements, forward-looking statements relating to the Company's future performance, goals and objectives, as well as future regulatory developments, with respect to sustainability and other environmental, social and governance matters. Such statements are often, but not always, made through the use of words or phrases such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "seeks", "will", "should", "could", may", or words of similar meaning. They may involve estimates and assumptions that are subject to risks, uncertainties and other factors. These and other statements made in this report may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated, including the risk factors set forth in our Annual Report on Form 20-F filed on 16 March 2023 with the U.S. Securities and Exchange Commission (SEC).

IBIS has provided assurance on selected information and key performance indicators. Throughout the report, this data is marked with the symbols **HA** or **MA** to denote high and moderate assurance.

View our interactive chart tool here: *reports.anglogoldashanti.com*

Scan the QR code to visit the ESG Transparency Hub: *www.anglogoldashanti.com/investors/esg-transparency-hub*



Our case studies demonstrate and bring to life our performance and are available online at: *https://reports.anglogoldashanti.com/22/sr/our-stories*

Our 2022 reports

for the year ended 31 December 2022

We are committed to transparent, informed, consistent reporting to a broad range of stakeholders. Our 2022 reports communicate the progress we have made in delivering on our strategic objectives and in creating value, in a dynamic and volatile operating environment.



<IR>
Integrated Report



<R&R>
Mineral Resource and Mineral Reserve Report



<SR>
Sustainability Report



<AFS>
Annual Financial Statements



<NOM>
Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting)



The full set of 2022 reports is available at: *reports.anglogoldashanti.com*



Stakeholder feedback

We welcome feedback on our reporting. Should you have any comments or suggestions on how we could improve the quality of our reports, contact our investor relations team at: *investors@anglogoldashanti.com*

Navigating this report

This document is an interactive pdf with all active hyperlinks indicated by orange, italic font.

"Our 2022 reports communicate the progress we have made in delivering on our strategic objectives and in creating value, in a dynamic and volatile operating environment."

Economic value-added statement

How we create and share value

Economic value generated

US dollar millions	%	2022	%	2021
Gold sales and by-product income [1]	95	**4,501**	92	4,029
Interest received	2	**81**	1	58
Royalties received	–	**2**	–	2
Profit from sale of assets	–	**8**	1	22
Income from investments	3	**167**	6	249
Total economic value generated	**100**	**4,759**	**100**	**4,360**

[1] *Gold sales and by-product revenue increased by 12% due to higher gold production in 2022 compared to 2021*

SUSTAINABLE DEVELOPMENT GOALS

Economic value distributed [1]

US dollar millions	2022	2021	Contributing to the SDGs
Providers of capital	**330**	364	8 Decent work and economic growth; 17 Partnerships for the goals
Finance costs and unwinding of obligations	**149**	140	
Dividends	**181**	224	
Employees [2]	**534**	515	1 No poverty; 5 Gender equality; 8 Decent work and economic growth; 10 Reduced inequalities
Government	**674**	656	12 Responsible consumption and production; 16 Peace, justice and strong institutions; 17 Partnerships for the goals
Current tax [3]	**231**	248	
Royalties [4]	**152**	149	
Employee taxes [4]	**182**	167	
Production, property and other taxes [4]	**109**	92	
Community [5]	**16**	15	3 Good health and well-being; 4 Quality education; 6 Clean water and sanitation; 11 Sustainable cities and communities
Suppliers and services [6]	**2,175**	1,836	12 Responsible consumption and production; 16 Peace, justice and strong institutions; 17 Partnerships for the goals
Total economic value distributed	**3,729**	3,386	

[1] *Economic distribution providing human, financial, social, natural and manufactured capital, guided by business objectives and key issues identified through the operating process to ensure sustainable long-term value retention for stakeholders, underpinned by our key behavioural programme operational excellence, implemented at every step of the business from exploration through the entire chain to divestment/disposal*

[2] *Payments to employees include salaries, wages and other benefits*

[3] *Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the Group operates*

[4] *Employee, production, property and other taxes and royalties are reported on a cash basis and exclude equity-accounted joint ventures and projects of a capital nature*

[5] *Community and social investments exclude expenditure by equity-accounted joint ventures*

[6] *Suppliers and services excludes capital expenditure*

Our year at a glance

Our people

32,594
average number of employees and contractors

$8.94m
spent on training and development

$534m
paid to employees as salaries, wages and other benefits

Health and safety

41%
reduction in year-on-year total recordable injury frequency rate

51%
reduction in year-on-year all occupational disease frequency rate

Our communities

Local spend:
96%
of spend with local suppliers

Community investment:
$18m*

99.9%
security personnel trained on human rights policies

** Includes equity-accounted joint ventures and projects of a capital nature*

Environment

Lowering Greenhouse Gas (GHG) emissions:
67%
reduction in absolute GHG emissions since 2007

Environmental incident rate of
1.24
per million tonnes mined

Launched our
ROADMAP TO NET zero
– our strategy to reduce Scope 1 and 2 GHG emissions by a further 30% by 2030 (2021 baseline)



From the Chairperson of the Social, Ethics and Sustainability Committee



"We have made steady progress towards embedding our decarbonisation strategy and plotting our net zero Scope 1 and 2 emissions pathway by 2050 over the past year, as we fully adopted a new climate strategy."

Dr Kojo Busia
Chairperson of the Social, Ethics and Sustainability (SES) Committee

2022 was a year of recovery, refocus and consolidation for AngloGold Ashanti as we dealt with post-pandemic impacts within the Company and our communities, in the context of a global climate that faced geopolitical uncertainties, and significant reorganisation within AngloGold Ashanti itself.

We deal with all three aspects in this report:

- A review of what we learned and have done during the year
- A focus on those issues that are most important to our Company and our stakeholders
- And insight into our targets and plans for the future.

What we learned

Turning first to the pandemic that dominated so much of our operating landscape in prior years: it is my view that AngloGold Ashanti responded both responsibly and effectively to the COVID-19 global health crisis. We needed to promptly align our resources to protect the safety and health of our employees and contractors to continue business as efficiently as possible, and to ensure that we responded appropriately in the different jurisdictions where we operate.

The outcome has been a more resilient organisation, not only in the health and work systems put in place within the Company to deal with similar emergencies in future, but in supporting and contributing to community health delivery. We could have taken an insular view – focusing only on the health of our workforce. But we did not. We involved ourselves in our larger communities and the countries in which we operate, and in so doing forged new and improved partnerships that can help strengthen our social licence to operate over the long term.

The pandemic has also made mental health and well-being a fundamental pillar of human capital management. Beyond the stresses that COVID-19 brought, we know that mining can be a demanding — and sometimes stressful — business. Indeed, the effects of mental health cut across all functional disciplines of our organisation. The support work done during the pandemic shows that companies can play a positive role in supporting overall employee and contractor well-being. The measures that have been put in place, and the mainstreaming of mental health programmes, will stand the Company and our workforce in good stead for years to come.

The challenges we experienced at our sites through the disruption of global supply chains was another learning experience for us, resulting in a determination to build resilience by increasing and strengthening local resourcing and supply chains. We are doing more to ensure our procurement systems and our supplier development programmes are better linked to local industries and communities. This would help facilitate not only strong levels of local participation and employment, which are laudable in themselves, but also enhance diversity, inclusion and equity in our supply chains.

Climate change

We have made steady progress towards embedding our decarbonisation strategy and plotting our net zero Scope 1 and 2 emissions pathway by 2050 over the past year, as we implemented a new climate strategy – published in our 2020/21 Climate Change Report. Critically, our commitment to reduce carbon emissions from our operations and our pathway to net zero comes with specific commitments and plans, particularly insofar as reducing our Scope 1 and 2 GHG emissions is concerned.

Our downstream Scope 3 GHG emissions are relatively small compared with many other metal producers. So, it is the upstream emissions that require our immediate focus.

So often, the issues that face us – both challenges and opportunities – are interlinked. In thinking about climate change and our efforts to decarbonise our supply chains, we face a similar reality in how we mitigate the impact of necessary transportation on our supply chains and our carbon footprint. In this regard it is important for us to optimise shipping distances and seek to build stronger local supply chains where possible.

Furthermore, we recognise that issues relating to climate impact and adaptation are inextricably linked with our communities. The principles of sustainability, livelihoods and overall resilience must continue to be embedded in our approach to social investment and the selection of community projects. This will help ensure we support our communities in adapting to the consequences of climate variability.

One of the most important issues to emerge from COP27 is the concept of loss and damage – to communities and nations. While this loss and damage may not have been caused by our operations, we are part of, and operate in, these affected environments. So, as good corporate citizens we will continue to play a role in helping address some of these impacts.

Artisanal and small-scale mining

Artisanal and small-scale mining (ASM) is an integral part of some of the communities in which we operate, and has been for hundreds of years. The question for us is how we coexist with legal ASM and how we work with the authorities and other stakeholders on the matter of illegal ASM. ASM is a phenomenon brought about by a complexity of factors, including political, social, economic, and now environmental too. There is no doubt that ASM becomes more prevalent during times of economic hardship as we are seeing today in some of the jurisdictions in which we operate.

A key to managing ASM at and around our operations will be our ability to gain a deeper understanding of the multi-layered drivers of the issue, and seeing how we can address some of its underlying causes and mitigate some of its negative impacts. By appreciating the complexity of ASM and its causal factors, we will be better able to design the requisite complex solutions to address these risks, and perhaps turn them into opportunities.

Biodiversity

The Convention on Biodiversity, which was given greater impetus at COP15, and the development of the Taskforce on Nature-related Financial Disclosures (TNFD), will likely have similar impact to the Task Force on Climate-Related Financial Disclosures (TCFD) – increasing focus and disclosure. For us, the inter-relationship between mining and ecosystems has always been an area of focus. When it comes to the assessment of impact, understanding biodiversity that existed before our operations may in some instances be a challenging task.

In this, a few things are clear. We must continue to look for ways to minimise our footprint, we must work to restore what we have altered, and we must rehabilitate – if not to prior state then to appropriate land use. Access to diverse ecosystems is a fundamental right that we must respect. To this end, we seek to integrate social dimensions right from the beginning of our closure strategies, to ensure long lasting positive legacies where we operate.

Discrimination and sexual harassment

During the year, AngloGold Ashanti embarked on an active workplace cultural change transformation programme. This included an initiative reinforcing zero tolerance for all kinds of discrimination and negative behaviours in the workplace, including sexual harassment, bullying and discrimination. This will go a long way towards securing psychological and physical safety for our employees and contractors but we continue to monitor these issues closely. While many aspects of this approach have been in place for many years, there has been heightened awareness, especially in relation to sexual harassment of women in the workplace.

Tailings management

The management and oversight of our approach and practice regarding tailings has been another area of significant effort and progress. We continue to work towards conformance with the Global Industry Standard in Tailings Management (GISTM). We are proud of our track record in responsibly managing our tailings storage facilities (TSFs) and will continue to approach their management with an abundance of caution. We have embraced new technologies and processes and have audited all the TSFs under our management. Where necessary, we have undertaken additional precautionary measures to meet regulatory and other requirements. We have put in place the appropriate governance structures to specifically guide and review what we do – this is a matter on which there will be no compromise within the Company. This includes the programme to buttress the Calcinados tailings storage facility which services the Queiroz plant within our AGA Mineração operating unit, in Brazil.

In conclusion

In my capacity on the SES Committee, I take heart in the fact that AngloGold Ashanti takes environmental, social and governance matters seriously, contributing to our Company's overall ESG performance. Our work on these issues is directed by the Board and its sub-committees – not only my own – and it is embedded within the functioning and DNA of the Company.

I see the rise of ESG concerns and demands – from investors, governments, employees and communities – as an opportunity. Fundamentally, we know that when businesses take care of society (including the environment), then both business and society prosper. The benefit and trust developed between business and society in the context of COVID-19 is a good example of business standing with society to navigate through a major crisis.

More than that, discerning investors, partners, prospective employees, and host communities are more likely to invest in and welcome companies that do the right thing. We are determined not only to maintain our reputation, but also to meet their and our own expectations.

Dr Kojo Busia
Chairperson of the SES Committee
15 March 2023

Watch the video message ***here***

"I take heart in the fact that AngloGold Ashanti takes environmental, social and governance matters seriously, contributing to our overall ESG performance. Our work on these issues is directed by the Board and its sub-committees – not only my own – and it is embedded within the functioning and DNA of the Company."

CEO's review and outlook



"We have made significant progress this year as we continue to integrate and embed our sustainability practices in all aspects of our business."

Alberto Calderon
Chief Executive Officer (CEO)

AngloGold Ashanti has a strong track record as a fair and accountable mining company pursuing best practice in ESG. I am pleased to report we have made significant progress this year as we continue to integrate and embed our sustainability practices in all aspects of our business, in line with the guidance and tone set by our Board.

Our overarching goal is to sustainably share the benefits from our employees and shareholders to a diverse range of stakeholders across our value chain. We recognise that to make progress in a sustained way requires the correct architecture of policies and standards within the Company and among our suppliers, that help ensure thoughtful and responsible actions in respect of environmental, social and governance issues, and at the same time aim to support long-term resilience of our communities.

Success in each of these areas — and many more besides — brings mutual benefit and helps strengthen our social licence to operate (SLO).

Governance and systems

Safety is paramount and we continue to make progress in our journey towards zero harm. I am pleased that we set out our pathway towards achieving net zero Scope 1 and 2 GHG emissions, with a clear target to reduce GHG emissions by 30% by 2030 (2021 baseline). We also introduced a new *Discrimination and Harassment Standard* with the aim of ensuring all employees and contractors feel safe and welcome at work.

To ensure that we track our progress against our objectives and targets, we developed sustainability dashboards that identify key factors in areas that are to be measured and improved upon. They provide a clear picture of performance in critical areas of safety, security, health, environment and community relations. This visual representation allows us to measure key areas, monitor our performance and pinpoint areas of concern. Ultimately, they help guide us as we deliver on policies and initiatives, improving our business sustainability, and allowing us to make positive contributions to national, regional and global economic and social development.

We seek to ensure that we have strong governance measures in place and we seek to operate in a transparent manner across all our operations. Our activities are governed by our *Code of Business Principles and Ethics*. This is fundamental in establishing and maintaining trust, another prerequisite to achieving and maintaining our SLO, and vital to improving our business success and sustainability.

In addition, the implementation of the *Integrated Sustainability Information Management System (iSIMS)* project supports us in our approach and good progress was made with the continued roll-out of this system during 2022. It will enable accurate and timely recording of incidents and monitoring of the effectiveness of our controls.

Stewardship initiatives

Safety

Safety is our priority and we are very pleased that we reported no fatalities during the year at any of the mines we operate. We are also seeing a consistent reduction in injury rates to the lowest levels in AngloGold Ashanti's history, and well below the average of our peers. That said, we are in no way complacent and continue to work to improve our safety and health measures.

We refreshed our Major Hazard Management Process during the year. This was launched with one key purpose: rapid risk reduction to save lives. To this end we are asking our supervisors and employees to ensure that critical controls remain in place. If not, anyone has the ability — and indeed the duty — to stop work in the affected area.

The process is focused on simplifying, visualising and creating a shared understanding of safety risks at all levels in the Company. We reduced the number of major hazards from 18 to 10 in order to sharpen focus and to help ensure priority major hazards receive attention first.

If employees understand these major hazards and our critical controls are clearly defined, we will be able to fulfil our commitment to employees to continue to reduce harm in the workplace.

Other crucial safety management work is the continued oversight of our TSFs as we continue to work toward conformance with the GISTM. See more detail on *page 58*.

New Operating Model

Our new Operating Model was introduced in late 2021, and the focus in 2022 was embedding it in the business. It is aimed at ensuring we have the right people in the right roles, doing the work necessary to deliver on our strategy, and that accountability is properly located. This is a central plank in our overall strategy to safely and responsibly close the margin gap with our major peers in the gold mining sector. We aim to increase our overall competitiveness through our full asset potential process, disciplined allocation of capital and by introducing new, lower-than-average cost sources of production from our self-generated project pipeline.

We made targeted acquisitions of properties neighbouring our own recent

Increasing female leadership and the talent pipeline is a priority, and we have set a target of

25%

female representation in senior leadership by 2025

"I cannot overstate how important it is that the working environment at AngloGold Ashanti – in every office and on every operating site and exploration property – is safe, respectful, and inclusive for every employee and contractor."

discoveries in southern Nevada, near the town of Beatty, where our declared Mineral Resource reached 8.4Moz at the end of 2022, with more growth potential to be unearthed. More information on our performance can be found in our *<R&R>*.

Climate change

AngloGold Ashanti set its first GHG reduction targets in 2007, long before it was a widely accepted practice, and has reduced absolute GHG emissions by more than two-thirds since then. We remain committed to achieving net zero Scope 1 and 2 GHG emissions by 2050.

We set a GHG emissions reduction target that aims to achieve a 30% absolute reduction in our Scope 1 and 2 GHG emissions by 2030, as compared to 2021, through a combination of renewable energy projects, fleet electrification, and lower-emission thermal power sources. This programme is accretive from a net asset value perspective, and so, as the old adage goes, we will aim to do well by doing good.

Diversity, equity and inclusion

The mining industry, like many others, has room to improve in the fields of diversity, equity and inclusion. This was highlighted in the Western Australia Parliamentary Inquiry into sexual harassment against women in the sector.

We launched a global *Don't Cross the Line* sexual harassment campaign, with strong input from our senior leaders, and introduced a new Careline in every business unit to give employees, contractors and affected stakeholders access to reporting lines staffed by appropriately trained support staff. It also provides trauma support, medical advice and other specialised care. In conjunction with this initiative, we relaunched our Whistleblowing line as the Speak-up anonymous reporting line.

I cannot overstate how important it is that the working environment at AngloGold Ashanti – in every office and on every operating site and exploration property – is safe, respectful, and inclusive for every employee and contractor. Making sure this is the case is personally important to me, as it is for every member of the leadership team, and every Director on the Board.

It is also consistent with the values of our Company. Every person, no matter who they are or where they work, should feel safe and protected to speak up if they see or experience harassment. Victims of harassment in all its forms should feel fully supported. We have a responsibility to pursue a zero-tolerance approach to sexual harassment and sexual assault.

The findings of our culture survey, which were referred to in last year's report, were delivered in 2022. The culture survey reflected the values, beliefs and behaviours of leaders and employees and was important in laying the groundwork for our new values, which were launched in early 2023.

We have set targets to increase the representation of women in our organisation; several women were appointed to leadership roles in 2022, including our Executive leads in finance and human resources, as well as the head of major projects and of global supply chain. These are important steps in a much longer journey. Increasing female leadership in the business and in the talent pipeline is a priority, and we have set a target of 25% female representation in senior leadership by 2025. We also have targets for recruitment, talent management and succession planning.

Working to delivery

The diligence of our employees in integrating our new Operating Model has played no small part in our progress in 2022. I am mindful that we have some way to go in achieving ESG best practice in all aspects of our business as we pursue initiatives to grow sustainability in the business and among communities.

We continue to work on ensuring we have the appropriate structures in place to facilitate our progress as well as the right culture and values to support continued improvement.

Alberto Calderon
Chief Executive Officer
15 March 2023

Watch the video message *here*

STRATEGY Our sustainability strategy and framework

Our approach to sustainability

AngloGold Ashanti has a track record of working to build and improve its sustainability performance by mitigating ESG impacts from our operations, engaging constructively with communities, and working to fairly share the benefits of mining among stakeholders.

Meeting our sustainability goals has for many years been an intrinsic part of our business; in fact, these goals are enshrined in our corporate values. Our efforts are also guided by an annual materiality assessment that determines the key sustainability areas of focus. We structure our sustainability investments and interventions to respond proactively to 10 priority material sustainability issues, which are centred on protecting people and communities while building relationships based on dialogue and trust, sound environmental stewardship, operating a sustainable business, and pursuing climate action and resilience.

While we have focused on certain material sustainability issues that represent common themes that internal and external stakeholders are presently concerned with, these may change over time. Our strategy and practices encompass a far broader range of issues, over a longer time range, that are managed on an ongoing basis. See *page 15* for a discussion on our materiality assessment process.

Good governance is foundational to our overall sustainability strategy. We have a culture of transparent reporting – internally and externally – which gives management and shareholders the confidence that things are working as they should across all levels, and when they are not, that we can move quickly to address them.

Governance starts with active oversight and engagement from our Board. This is fundamental to our approach. We also have a world-class set of policies and standards that form the backbone of our management systems across a range of disciplines within the Company. These are given life through robust engagement and oversight of our Executive Management team, which helps to ensure that risks, impacts and opportunities are identified and managed. We also have a systematic, well-planned and coordinated approach to internal and external assurance – which brings an additional level of scrutiny and oversight to our organisational system.

We value transparency. We work to provide our stakeholders, among them ESG rating agencies, communities and civil society, with the information needed to make an accurate assessment of our social and environmental activities and performance.

The right systems are important. We have sought to upgrade our information system architecture in order to improve internal reporting and integrate sustainability activities into the broader business. During the year, the implementation of iSIMS continued as more modules were developed, and in some cases, were modified to support the management of work flow processes for various departments including safety, security, community, environment and health.

We continue to be informed by the world around us, and our stakeholders, on the issues that are deemed most important. In line with this, we aim to adapt and progress our sustainability approach, targets and goals, key performance indicators (KPIs) and reporting to respond to them.

Sustainability strategy framework

AngloGold Ashanti's sustainability journey spans well over a decade and continues to transform the Company in a manner that seeks to address the evolving global landscape.

Our strategy recognises that we operate in a complex environment and our ability to achieve sustainable outcomes is intertwined with people, politics, the planet and the economy. In response, our strategy is dynamic and adaptive, considering developments in the jurisdictions in which we operate.

As we seek to create value for our shareholders and stakeholders alike, we recognise that this cannot be achieved in isolation, and a collaborative approach is a prerequisite to success.

> iSIMS was introduced for all sustainability disciplines in 2021. The system effectively integrates sustainability business processes, KPIs and operational risk management at all levels of the organisation, enhancing business unit and operational-level reporting. The software platform provides both desktop and mobile user accessibility, improving efficiency and allowing for real-time data collection.


"Good governance is foundational to our overall sustainability strategy."

We aim to be responsible stewards of the environments in which we operate by:

- Mitigating impacts from operations
- Engaging constructively with communities
- Working to fairly share benefits of mining among stakeholders

Good governance is foundational to our overall sustainability strategy

GOVERNANCE

Starts with active Board oversight and engagement, supported by world-class policies and standards, transparent reporting and assurance of KPIs. Our efforts are guided by an assessment of our material sustainability issues that determines our key areas of focus:

Protecting and developing people and communities

Ensuring the safety and well-being of employees, contractors and those in our wider mine communities is our main priority.

Environmental stewardship

We are committed to avoiding, minimising and mitigating the impact of our activities on the environment and to proactively managing risks to air, land, biodiversity and water resources during the mining life cycle.

Pursuing business sustainability

Our sustainability strategy is an integral part our business strategy, which aims to create sustained value over the period of our mining operations and beyond.

Climate action and resilience

We are taking a leadership role in reducing our carbon emissions and pursuing our roadmap to net zero Scope 1 and 2 GHG emissions. At the same time we are working to address and mitigate the risks that we and our communities face because of climate change.

STRATEGY

Engaging with our stakeholders

Inclusive stakeholder engagement and effective management of stakeholder relations, concerns and expectations have a direct bearing on our ability to deliver on our strategy and create sustained value.

Our approach to and rationale for engagement

We are committed to collaborative stakeholder engagement. Our integrated, inclusive stakeholder engagement process seeks to balance the needs, interests and expectations of stakeholders with those of AngloGold Ashanti. This process is fundamentally important at every stage of our business cycle – from exploration through to mine closure.

Our engagement structures are aimed at helping us navigate the political, regulatory and legislative environments in which we operate, providing insights into potential risks, opportunities and material sustainability issues with the potential to affect our ability to create value, so enabling us to better manage and act on such risks, opportunities and issues, to maintain our social licence to operate, to deliver on our strategy and to create sustained long-term value.

Oversight and accountability

While ultimate responsibility for stakeholder engagement lies with the Board, the Social, Ethics and Sustainability Committee assists with oversight of our stakeholder engagement framework and structures. The committee reviews the related framework and engagement structures annually.

Stakeholder groups	Key topics and areas of interest
Investment community	· Financial and operating performance · Cash lock-up challenges · Obuasi ramp-up · Climate change · ESG performance · Impact of surge in global inflation · Impact of Ukraine/Russia war on supply chain/lines · TSF conversion
Employees and unions	· Progress made with implementation of our new Operating Model (continuous improvement) · Safety · Organisational culture · Obuasi ramp-up · Productivity, maintaining focus on strategy and meeting guidance on production and other performance metrics
Government and regulators	· Regulatory changes · Political changes · TSF management · Project development updates – Ghana, Colombia and Nevada · Regulatory compliance – safety, local economic and community development and taxation · Dispute resolution – repatriation of funds, tax refunds and ASM challenges · Mitigation of political and regulatory risk
Suppliers	· Responsible sourcing · Local content and procurement opportunities · Community capacity building and localisation · Supply chain risks
Communities	· Employment and procurement opportunities · Local enterprise and economic development programmes · Environmental and social impact of mining activities on communities · Social licence to operate · Potential business interruptions · Legacy issues, post asset sale in South Africa
Industry partners and peers	· Climate change · Evolution of ESG · Making clear the benefits of mining · Regulatory uncertainty · TSF management

Please visit our *<IR>* for details on our engagements and responses.

Engaging with the media

Media engagement helps facilitate improved understanding of AngloGold Ashanti's business among government stakeholders, the investment community and the general public, promotes transparent and accurate reporting, and contributes to constructive relationships with other stakeholders. It also aids reputation management, improves transparency and credibility, supports our social licence to operate, and can address speculation and misinformation in the public domain.

STRATEGY

Focusing on what matters most

Our sustainability report focuses on our material sustainability issues, which we determine through an annual materiality assessment.

The process of selecting material sustainability issues is guided by the International Integrated Reporting Council (IIRC), SASB and GRI Standards and the Accountability AA1000 Stakeholder Engagement Standard. Our materiality approach to sustainability broadly aligns with the double materiality definition, providing a holistic view of the issues affecting the Company from an enterprise value perspective, as well as from a stakeholder impact view.

In 2022, we engaged an independent third party to assist with conducting a comprehensive materiality assessment.

The process comprised four phases:

1

Desktop review:

This research component provided a comprehensive picture of the issues raised by different stakeholder groups, identifying relevant and emerging sustainability risks and opportunities. We reviewed internal documentation, peer company reporting, frameworks and oversight body documents, and global trends reports.

2

Stakeholder interviews:

We conducted one-on-one engagements with internal stakeholders as well as external stakeholders, including government representatives, suppliers/business partners, shareholders and global initiatives. The interview feedback helped us understand the sustainability issues that are material to the business through the eyes of key stakeholders and internal leadership.

3

Online survey:

An online survey was issued to internal and external stakeholders. The survey was designed to determine a prioritisation of the top 10 material sustainability issues that were identified from the interviews.

4

Senior leadership validation and approval:

The process resulted in a detailed report on the materiality process, which identified our 2022 priority material sustainability issues as well as emerging issues. The materiality outcomes were approved by the Board's SES Committee.

Focusing on what matters most continued

How we report on our material sustainability issues

In this report, we illustrate the connection between our material sustainability issues, our strategy and the actions we are taking to address our sustainability impacts, both positive and negative. AngloGold Ashanti's material sustainability issues include the sustainability-related risks and opportunities that could affect our ability to create value in the short, medium and long term, and are frequently interdependent.

We recognise that our materiality assessment represents a point in time. While we have focused on certain material sustainability issues that represent common themes that internal and external stakeholders are presently concerned with, these may change from year to year.

We have committed to reviewing and revising our material sustainability issues on an annual basis to help ensure that our sustainability strategy and reporting reflect our current operating context. We are also aware that there are other sustainability issues, not reflected in our priority list below, which are relevant to how we manage and address our sustainability impacts. We therefore report beyond our priority material sustainability issues where we have identified that this aids our stakeholders in understanding our sustainability strategy and making their own assessments of our performance.

As a result of our efforts to improve alignment with best practice reporting principles, including focus and conciseness, we grouped a number of related sustainability issues in the 2022 materiality assessment. This reduced our list of priority material sustainability issues from the previous reporting year. Our 2021 material sustainability issues can be viewed ***here***.

Our priority material sustainability issues are presented below:

Our people – employees and communities

- Ensuring the health, safety and security of employees, contractors and communities
- Increasing diversity, equity and inclusion
- Supporting self-sustaining communities
- Respecting and upholding human rights
- Addressing artisanal and small-scale mining

Climate action and resilience

- Pathway to net zero and climate change resilience

"Our material issues include the sustainability-related risks and opportunities that could affect our ability to create value in the short, medium and long term, and are frequently interdependent."

Environmental stewardship

- Managing water as a finite and at-risk resource
- Ensuring the safety and integrity of our tailings storage facilities

Governance

- Navigating political and regulatory changes
- Upholding business ethics and transparency


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Materiality matrix
Most critical
Significance to stakeholders
Least critical
Most critical
Impact on Company ability to create value
1
2
3
4
5
6
7
8
9
10

Key

- Environmental issues
- Social issues
- Governance issues

1	Ensuring the health, safety and security of our employees, contractors and communities
2	Ensuring the safety and integrity of our tailings storage facilities
3	Respecting and upholding human rights
4	Managing water as a finite and at-risk resource
5	Upholding business ethics and transparency
6	Pathway to net zero and climate change resilience
7	Supporting self-sustaining communities
8	Increasing diversity, equity and inclusion
9	Navigating political and regulatory changes
10	Addressing artisanal and small-scale mining



STRATEGY External charters and indices

AngloGold Ashanti subscribes to a number of external principles, charters, standards and frameworks that reflect our values and allow external stakeholders to hold us accountable. Our participation in industry initiatives, in which we often take a leadership role, enables us to inform and influence global standards and practices, as well as gain insight into emerging expectations, issues and risks. Some of the more notable ones in which we participate include:

Mining industry initiatives

International Council on Mining and Metals

AngloGold Ashanti is a member of the ICMM and is committed to its principles, position statements and performance expectations that guide member companies on continuously improving their sustainability performance. ICMM member companies commit to reporting on their sustainability performance publicly every year in line with the standards set by the GRI.

Extractive Industries Transparency Initiative

The Extractive Industries Transparency Initiative (EITI) is a global initiative that promotes transparent and accountable disclosure and use of revenues from natural resources. AngloGold Ashanti discloses information in line with country-specific EITI processes and within annual country-level reports.

World Gold Council Conflict-Free Gold Standard

AngloGold Ashanti uses the WGC Conflict-Free Gold Standard as an important tool to help ensure the gold we produce is conflict-free. View AngloGold Ashanti's 2021 Conflict-Free Gold Report ***here***.

Responsible Gold Mining Principles

As a member of the WGC, we support the Responsible Gold Mining Principles and commit to full compliance, including obtaining assurance of our reporting by an independent third party.

International Cyanide Management Code for the gold mining industry

The International Cyanide Management Code (ICMI) for the manufacture, transport, and use of cyanide in the production in gold was developed by a multi-stakeholder steering committee under the guidance of the United Nations Environmental Programme (UNEP) and the then International Council on Metals and the Environment (ICME).

Global initiatives

Global Reporting Initiative

The GRI is an independent, international organisation that helps organisations communicate their impacts on the environment, economy and people, including human rights, through their reporting standards. AngloGold Ashanti reports in accordance with the GRI Standards. View the 2022 GRI content index ***here***.

World Economic Forum

The World Economic Forum's Mining and Metals Industry community is a high-level group of peers dedicated to ensuring thought leadership on the long-term sustainability of the industry and its value to society. AngloGold Ashanti continues to be active in the collaborative dialogue of this forum as it seeks to play its role in, among others, mitigating the impacts of climate change and integrating ESG considerations in how the industry operates and interacts with its stakeholders.

Voluntary Principles on Security and Human Rights

The Voluntary Principles on Security and Human Rights (VPSHR) are a set of principles designed to guide companies in maintaining the safety and security of their operations within an operating framework that encourages respect for human rights. AngloGold Ashanti annually ***reports*** on its efforts to implement and promote the VPSHR.

United Nations Global Compact

The UNGC is a voluntary international corporate citizen network, representing partnerships among businesses, governments, civil society and the United Nations. Its aim is to advance responsible corporate citizenship and universal social and environmental principles to meet the challenges of globalisation. AngloGold Ashanti has been an active Board member of the UNGC since 2004 and continues to meaningfully accelerate and scale business impacts to achieve the UNGC goals. As a member organisation, we participate in UNGC programmes such as Target Gender Equality and Young SDG Innovators.

Global initiatives continued

SASB STANDARDS Now part of IFRS Foundation	Sustainability Accounting Standards Board SASB aims to help connect businesses and investors on the financial impacts of sustainability through industry-specific standards. Effective 1 August 2022, SASB became part of the IFRS Foundation and its standards will ultimately transition into the IFRS Sustainability Disclosure Standards. AngloGold Ashanti's reporting against SASB positions us well to potentially align with IFRS Sustainability Disclosure Standards in the future. See our 2022 SASB index ***here***.
TCFD TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES	Task Force on Climate-related Financial Disclosures The Task Force on Climate-related Financial Disclosures (TCFD) framework offers a global benchmark for climate change disclosure. AngloGold Ashanti has adopted the recommendations of the TCFD and commits to incrementally reporting in line with this framework. For more information on our TCFD-aligned disclosures, see our ***<IR>***.

Other frameworks

Agenda 2063	African Union Agenda 2063 AngloGold Ashanti aspires to contribute to Agenda 2063, which is aimed at transforming Africa into the global powerhouse of the future by delivering on a set of seven aspirations, each with its own set of goals. Agenda 2063 encapsulates Africa's aspirations for the future, and identifies key flagship programmes that can boost Africa's economic growth and development and lead to the rapid transformation of the continent.
JSE	Johannesburg Stock Exchange Sustainability Disclosure Guidance This voluntary guidance intends to help companies effectively navigate the areas of sustainability thinking and disclosure and draws on the most influential global initiatives on sustainability and climate change disclosure – including GRI, TCFD, the <IR> Framework, as well as a range of other frameworks and standards. AngloGold Ashanti has considered the Johannesburg Stock Exchange (JSE) Sustainability Disclosure Guidance in its sustainability reporting.

Participation in sustainability indices

AngloGold Ashanti engages with various indices that rate our sustainability performance, including the FTSE Russell ESG rating and FTSE4Good Index Series, the Responsible Mining Index, the Bloomberg Gender-Equality Index, and the S&P Global Corporate Sustainability Assessment (CSA).

Details of these results and the Company's performance can be found in our ***ESG Transparency Hub***.

FTSE4Good

MEMBER OF Dow Jones Sustainability Indices In Collaboration with RobecoSAM

Bloomberg Gender-Equality Index 2023

CDP DISCLOSURE INSIGHT ACTION

Responsible Mining Index


"Our participation in industry initiatives enables us to inform and influence global standards and practices, as well as gain insight into emerging expectations, issues and risks."

STRATEGY

Our contribution to the SDGs

AngloGold Ashanti remains committed to making a meaningful contribution to the United Nations Sustainable Development Goals (SDGs).

The SDGs provide a useful contextual framework against which our impacts on the environment and society, both positive and negative, can be measured and reported.

We have mapped our material sustainability issues (see *page 16*) against the SDGs and, throughout our report, we indicate:

- Nine SDGs which are core to our sustainability strategy where we can make a positive contribution
- Six SDGs which are not core to our business but where we may still make a positive contribution

SDGs selected as our main focus: core to the business and committed to making a positive contribution



Those SDGs we directly affect: not core to our business, but we have a direct impact



We have identified priority SDG targets related to each of our focus SDGs as follows:


3 GOOD HEALTH AND WELL-BEING

Ensure healthy lives and promote well-being for all at all ages

3.3 By 2030, end the epidemics of AIDS, tuberculosis, malaria and neglected tropical diseases, and combat hepatitis, waterborne diseases and other communicable diseases

3.b Support the research and development of vaccines and medicines for the communicable and non-communicable diseases that primarily affect developing countries, provide access to affordable essential medicines and vaccines


5 GENDER EQUALITY

Achieve gender equality and empower all women and girls

5.1 End all forms of discrimination against all women and girls everywhere

5.2 Eliminate all forms of violence against all women and girls in the public and private spheres, including trafficking and sexual and other types of exploitation

5.5 Ensure women's full and effective participation and equal opportunities for leadership at all levels of decision-making in political, economic and public life

5.b Enhance the use of enabling technology, in particular information and communications technology, to promote the empowerment of women

5.c Adopt and strengthen sound policies and enforceable legislation for the promotion of gender equality and the empowerment of all women and girls at all levels

Ensure access to affordable, reliable, sustainable and modern energy for all

7.2 By 2030, increase substantially the share of renewable energy in the global energy mix

7.3 By 2030, double the global rate of improvement in energy efficiency

7.a By 2030, enhance international cooperation to facilitate access to clean energy research and technology, including renewable energy, energy efficiency and advanced and cleaner fossil-fuel technology, and promote investment in energy infrastructure and clean energy technology

Build resilient infrastructure, promote inclusive and sustainable industrialisation and foster innovation

9.1 Develop quality, reliable, sustainable and resilient infrastructure, including regional and transborder infrastructure, to support economic development and human well-being, with a focus on affordable and equitable access for all

9.a Facilitate sustainable and resilient infrastructure development in developing countries

Make cities and human settlements inclusive, safe, resilient and sustainable

11.3 By 2030, enhance inclusive and sustainable urbanisation and capacity for participatory, integrated and sustainable human settlement planning and management in all countries

11.4 Strengthen efforts to protect and safeguard the world's cultural and natural heritage

Ensure sustainable consumption and production patterns

12.2 By 2030, achieve the sustainable management and efficient use of natural resources

12.6 Encourage companies, especially large and transnational companies, to adopt sustainable practices and to integrate sustainability information into their reporting cycle

Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all

8.2 Achieve higher levels of economic productivity through diversification, technological upgrading and innovation, including through a focus on high-value added and labour-intensive sectors

8.3 Promote development-oriented policies that support productive activities, decent job creation, entrepreneurship, creativity and innovation, and encourage the formalisation and growth of micro-, small- and medium-sized enterprises, including through access to financial services

8.5 By 2030, achieve full and productive employment and decent work for all women and men, including for young people and persons with disabilities, and equal pay for work of equal value

8.7 Take immediate and effective measures to eradicate forced labour, end modern slavery and human trafficking, and secure the prohibition and elimination of the worst forms of child labour, including recruitment and use of child soldiers, and by 2025 end child labour in all its forms

8.8 Protect labour rights and promote safe and secure working environments for all workers, including migrant workers, in particular women migrants, and those in precarious employment

Take urgent action to combat climate change and its impacts

13.1 Strengthen resilience and adaptive capacity to climate-related hazards and natural disasters in all countries

13.3 Improve education, awareness-raising, and human and institutional capacity on climate change mitigation, impact reduction and early warning

Strengthen the means of implementation and revitalise the global partnership for sustainable development

17.1 Strengthen domestic resource mobilisation, including through international support to developing countries, to improve domestic capacity for tax and other revenue collection

17.5 Adopt and implement investment promotion regimes for least developed countries

17.11 Significantly increase the exports of developing countries, in particular with a view to doubling the least developed countries' share of global exports by 2020

17.16 Enhance the Global Partnership for Sustainable Development, complemented by multi-stakeholder partnerships that mobilise and share knowledge, expertise, technology and financial resources, to support the achievement of the SDGs in all countries, in particular developing countries

17.17 Encourage and promote effective public, public-private and civil society partnerships, building on the experience and resourcing strategies of partnerships

Sustainability governance



Board oversight

AngloGold Ashanti's Board, which has ultimate responsibility for corporate governance, is guided by its commitment to ensuring sound governance principles and practices. These underpin value creation and the long-term sustainability of our Company. They are crucial to achieving our business objectives and delivering on our business strategy. The Company's governance structures and the Audit and Risk Committee processes demonstrate our commitment to high standards of business integrity and ethics in all activities. They are supported by our values-driven culture and ***Code of Business Principles and Ethics***.

The Board is committed to promoting good governance and providing ethical leadership. It is supported by five committees to which it delegates certain functions without abdicating any of its own responsibilities. These are the SES Committee, the Remuneration and Human Resources Committee, the Nominations and Governance Committee, the Investment Committee, and the Audit and Risk Committee.

SES Committee

The key responsibility of the SES Committee is to assist the Board in monitoring matters relating to safety, health, the environment and ethical conduct, and to seek to ensure that AngloGold Ashanti develops and behaves as a responsible corporate citizen. It also helps ensure that our sustainability strategy positions AngloGold Ashanti as a leader in responsible mining practices and that our sustainability objectives are effectively integrated into the business. In addition, the SES Committee oversees the integrity of and approves the sustainability report.

More information on our approach to governance is available in the *<IR>*.



"Our governance structures and processes demonstrate our commitment to high standards of business integrity and ethics in all activities."

Sustainability governance framework

Board

The principal role of the Board is to provide oversight on the long-term sustainability and success of the business, for the mutual benefits of all stakeholders. The Board is supported by its committees and oversees the implementation of the sustainability strategy.

Committees

- Social, Ethics and Sustainability Committee
- Remuneration and Human Resources Committee
- Nominations and Governance Committee
- Investment Committee
- Audit and Risk Committee

Executive leadership

Primary responsibility for managing sustainability matters rests with AngloGold Ashanti's leadership, in particular with the Chief Sustainability & Corporate Affairs Officer who is responsible for executing the sustainability strategy. Other responsible positions are shown below:

- Chief Executive Officer
- Chief Financial Officer
- Chief People Officer
- Chief Sustainability & Corporate Affairs Officer
- Chief Development Officer
- Chief Technology Officer
- Chief Legal Officer

Functional departments

Group Corporate Affairs and Sustainability is responsible for the development of management frameworks and supports the implementation of the sustainability strategy.

Site general managers

General managers are accountable for the on-the-ground implementation of the sustainability strategy.

Our sustainability stories

AngloGold Ashanti Brazil's TSF Emergency Preparation Plan provides blueprint for Group roll-out

AngloGold Ashanti Brazil is working to fulfil its commitment to implement the Global Industry Standard on Tailings Management at tailings storage facilities classified as very high or extreme potential consequence by August 2025. This follows a collective commitment by the ICMM membership in 2020, with the balance of TSFs following within five years. Read more about the experience in Brazil which inspired the development of a Company-wide TSF emergency preparedness and response plan: ***https://reports.anglogoldashanti.com/22/sr/our-stories/brazil-tsf-epp-blueprint/***



Refreshing AngloGold Ashanti's major hazard management process

To drive greater awareness and understanding of major hazard management and critical control monitoring, and to address repeat high potential incidents, AngloGold Ashanti undertook a major hazard management refresh process in 2022. Read more about the update here: ***https://reports.anglogoldashanti.com/22/sr/our-stories/group-major-hazard-management/***



AngloGold Ashanti's zero tolerance approach to sexual harassment

We are committed to creating a working environment where our people feel supported and well equipped, mentally and physically, so that they can bring their best and most authentic self to work. Since the 2022 Australian National Inquiry Report into Sexual Harassment and the subsequent "Enough is Enough" Parliamentary Inquiry by the Western Australian Government, AngloGold Ashanti has intensified its approach to sexual harassment, largely driven by our Australian business unit. Read more about how we are addressing sexual harassment and promoting an inclusive work culture: ***https://reports.anglogoldashanti.com/22/sr/our-stories/group-zero-tolerance/***



Environmental Education Centre raises awareness and reinforces ESG agenda

The AngloGold Ashanti Brazil Environmental Education Centre (CEA), located in Nova Lima, was established in 2000 to help raise awareness of socio-environmental matters and reinforce our commitment to sustainable development. Read more about how the CEA has become a laboratory for innovation projects that use technology for sustainable solutions: ***https://reports.anglogoldashanti.com/22/sr/our-stories/brazil-environmental-education-centre/***



Obuasi mine launches 10-year socio-economic development plan

After a comprehensive stakeholder consultation process, AngloGold Ashanti's Obuasi mine, in 2022, launched a ten-year socio-economic development plan (SEDP) which encapsulates a clear strategy to help ensure Obuasi mine and its host communities reap sustained benefits from the mining business. Read more about how the SEDP contributes to our aim to establish sustainable businesses that support livelihoods long after the life of the mine: ***https://reports.anglogoldashanti.com/22/sr/our-stories/obuasi-10-year-sedp/***



Our case studies demonstrate AngloGold Ashanti's commitment to creating value for our stakeholders and tell the stories of our people, our communities and our actions.

More case studies are available on our ***website*** and will be updated during the year.

Watch our case study videos ***here***

INTRODUCTION AND OVERVIEW



Our people – employees and communities

People are at the heart of our business and are fundamental to our vision, strategy and values. This speaks just as much to our employees and their families as it does to the communities that we call home.

Ensuring the safety of our employees, contractors and wider mine communities is our priority. Our aim is to achieve zero harm across our operations. Risk management and critical control monitoring result in continued efforts to strengthen safety protocols and preventative measures.

We work to build and maintain constructive relationships with employees and their union representatives based on our Company values, through effective line management, and by following the applicable labour legislation across our global footprint. Except for those in Australia, Colombia and the United States, most employees in our operating jurisdictions are union members.

Each of our operations exists within a broader social context, with host communities as our neighbours with whom we aim to develop lasting, symbiotic relationships. Contributing to resilient, self-sustaining communities is built on mutual respect, transparency and trust. We recognise that our social licence to operate (SLO) is granted by communities, and is earned through our actions. Our community relations approach – aimed at securing our SLO – is based on inclusive stakeholder engagement, proactive and timeous impact management, and benefit management. All sites collaborate closely with local communities and their leadership on a range of matters of mutual interest.

Material sustainability issues addressed in this section:

- Ensuring the health, safety and security of our employees, contractors and communities
- Increasing diversity, equity and inclusion
- Supporting self-sustaining communities
- Respecting and upholding human rights
- Addressing artisanal and small-scale mining

Prioritised SDGs:

3 Good health and well-being | 5 Gender equality | 8 Decent work and economic growth | 11 Sustainable cities and communities | 12 Responsible consumption and production

Our people – employees and communities continued

People engagement and development

Effective people management practices continue to be the cornerstone of ensuring the long-term viability of our operations and our overall competitiveness. We remain committed to implementing best practice talent management initiatives aimed at enhancing the capabilities of employees while maintaining an attractive employer brand within the industry.

We employed an average of 32,594 people, including 18,599 contractors. In 2022, our voluntary turnover rate was 1.9% (2021:2.2%).

The 2022 annual talent and succession review process was the first review since the implementation of the Company's new Operating Model. It provided an opportunity to critically assess our succession plans against our newly implemented structures and evaluate our talent and succession bench strength. Alongside the application of a comprehensive guideline and several toolkits, our managers and leaders were challenged to think more broadly about cross-functional talent identification and to become more focused on identifying critical roles within the business.

The 2022 process also sought to improve the visibility of female and young high potential talent. The Group organisational effectiveness team worked with regional and functional human resources teams to facilitate a robust, leader-led talent review process.

As part of our annual talent succession planning process, we identified a total of 252 successors for key leadership and critical roles (including Vice Presidents, Senior Vice Presidents and Executive Management) spanning various readiness timelines i.e. immediate to 12 months, 24 months and 36 months. This is a good baseline following the implementation of the new Operating Model and points to a sustainable pipeline in the long term, with deliberate focus on development and career planning.

Women represent 15% of the talent and succession pool for key leadership and critical roles, and we have noted the need for deliberate action to further improve female representation. This will be achieved by helping to ensure better visibility of internal female talent particularly at senior management level, as well as attracting external female talent for appointment in senior roles. The overall retention risk rating for identified successors is moderate, and clear retention strategies are in place for those who are deemed to have a high retention risk or possess critical and scarce skills.

The development and career planning of identified successors is an immediate priority following the talent and succession review and will be guided by the Company's 70/20/10 blended learning approach. This approach advocates that 70% of learning and development should take place through on-the-job experience such as job rotations, project assignments and defining next roles. The remaining 20% should be achieved through exposure to other touchpoints such as mentorship and coaching, and 10% through formal learning such as qualifications and courses.

We have extensive programmes in place for training and development at all levels of the organisation. In 2022, our training and development expenditure amounted to $8.94m (2021:$7.18m). The average number of hours of training per employee in 2022 was 8.1 (2021:18.1). The reduction since 2021 was due to the roll-out and implementation of the new Operating Model.

Case study

Revitalising our values, refreshing our culture: ***https://reports.anglogoldashanti.com/22/sr/our-stories/group-refreshed-values***


Women represent
15%
of the talent and succession pool for key leadership and critical roles

32,594

average number of employees and contractors

13,995 employees	**18,599** contractors

Training and development spend:

$8.94m

Training and development expenditure ($ million)


$
Americas 0.99
Australia 1.59
Corporate 0.72
Africa 5.65

Constructive labour relations

The AngloGold Ashanti approach to employee relations is predicated on a relationship-based model. We strive to establish constructive relations with our employees and their union representatives based on our Company values and our determination to embed interest-based collective bargaining. Working closely with our sites we are also at the forefront of ensuring that we comply with local legislation and regulatory obligations.

A global Employee Relations Standard governs employee and labour relations. The standard enables an approach to employee relations that is based on effective mechanisms for communication and participation, through direct and thoughtful engagement with employees, and where applicable, their representatives, such as trade unions.

Employees at most of our operations are unionised except for in Australia, Colombia and the United States. Where our employees are unionised, we seek to build and maintain positive relations with representative unions as part of our overall stakeholder management philosophy.

Although employees in Australia, Colombia and the United States are not unionised, the Company seeks to ensure sound employee relations through compliance with labour legislation in these countries, fair Company policies and procedures, and promoting healthy relationships through effective line management practices. The right to freedom of association and collective bargaining is not at risk at any of our operations.

In 2022, 83% of employees were covered by collective bargaining unit agreements.

Employees* covered by collective bargaining agreements	
Argentina	90%
Brazil	100%
Ghana	86%
Guinea	94%
Tanzania	86%

** Includes management*

No wage agreements were due or made during the reporting period. Biannual collective bargaining and negotiations will commence toward the second quarter of 2023.

There were no labour incidents which resulted in the interruption of operations in 2022, with the exception of one incident at the end of the second quarter when community unrest affected operations at Siguiri mine. The unrest was related to unemployment and demands for the mine to employ more members of the community. The incident was addressed by the mine (see ***Supporting self-sustaining communities***).

Full time employees receive a number of benefits not afforded to contractor employees. These include retirement benefits, accommodation for selective employees, production and safety-related bonus schemes, and reasonable and fair conditions of services in addition to resultant benefits emanating from collective bargaining.

The minimum notice period regarding operational changes varies from country to country. We comply with all relevant legislation.



Our people – employees and communities continued


OUT PATIENT DEPARTMENT

MATERIAL SUSTAINABILITY ISSUE

Ensuring the health, safety and security of employees, contractors and communities

Related SDGs

3 GOOD HEALTH AND WELL-BEING

8 DECENT WORK AND ECONOMIC GROWTH

Safeguarding the well-being of our employees, contractors and wider mine communities is our priority. We aim to achieve zero harm across our operations and to ensure we bring no harm to the environment, communities and countries in which we work.

Our commitment

Maintaining the safety, health and security of employees and contractors, and contributing to that of communities is an important aspect of achieving our SLO. AngloGold Ashanti acknowledges that the well-being of our people, both internal and external, is central to operating a responsible and sustainable mining company that creates value for its stakeholders.

Our approach

Aligned with global best practice, our operating standards seek to ensure we proactively identify and mitigate potential risk, while our risk management and critical control monitoring helps us measure and manage our impacts.

Our drive towards our ultimate objective of creating workplaces that are free of injury and harm has seen us implement and continuously adapt our Company safety and health strategies.

"We follow best practices in global safety standards and are seeing improvements in injury frequency rates and a long-term reduction in fatal accidents."

Our focus is on progressing the organisation's culture to one underpinned by individual and collective accountability, engendering a sense of care and trust, and ensuring all are engaged in a process of learning about the nature of current and future risk. With the clear priority given to safety and health, we seek to ensure that no activity will be undertaken unless it can be done safely and without impacting health and well-being.

Given the interconnectedness of health, safety and security, AngloGold Ashanti's approach now takes the broad occupational, environmental and social determinants of health and views them through the lens of the newly introduced Health, Safety and Security Revitalisation initiative. This initiative is accompanied by a Health, Safety and Security Strategy, and an updated set of strategic focus areas has been identified.

AngloGold Ashanti's commitment to safety and health is achieved through:

- Complying with applicable laws, regulations and the voluntary commitments we have adopted
- Fostering a strong safety and health culture by providing effective and accountable leadership
- Continually improving occupational safety and health performance and management systems
- Striving to establish and maintain workplaces that are free from injury and harm
- Seeking to ensure that we have competent and capable people in roles, fit-for-purpose equipment, appropriate systems and procedures
- Proactively identifying, assessing and mitigating employee and contractor safety and health risks and opportunities
- Mitigating the community safety and health risks associated with our operations
- Adopting a stakeholder-inclusive philosophy by applying a consultative, participative and constructive approach in interaction with stakeholders
- Making our ***Health, Safety and Security Policy***, related objectives and targets available to employees, contractors and other relevant stakeholders
- Using good-quality data, research and employee feedback in order to make informed, data-driven decisions and continually improve performance

SAFETY

Our commitment

Our objective to achieve zero harm and eliminate fatalities permanently at our operations is driven by a comprehensive safety strategy. Safety is the outcome of everything we do, and it is vital that line managers take full ownership of the process.

As a responsible mining company, we follow best practices in global safety standards and are seeing improvements in injury frequency rates and a long-term reduction in fatal accidents.

Progress in 2022

Strategy

We continue to design and implement strategies to eliminate high potential incidents, fatalities and catastrophic events. Our safety strategy focuses on four pillars: leadership and people, work processes, risk management, and technology and innovation.

Major hazards

The *Major Hazard Management Standard* is implemented at manager level, where managers are responsible for systemic critical control verification, inspections and the coaching of operational verifications, as well as the monitoring of critical control compliance. Line supervisors are responsible for operational critical control verification and operators are responsible for the actual implementation of the critical control.

In 2022, we introduced a refreshed Major Hazard Management Process, which addresses every pillar, providing information in easily understandable formats. The refreshed process visualises, simplifies and creates better understanding about potential hazards and how they should be managed. In this way, we work toward ensuring that critical safety controls can be recognised at every level of the organisation.

iSIMS and critical controls

The implementation of iSIMS continued during 2022, and will be further rolled out in 2023. See *page 12* for more detail on iSIMS. Critical controls must always be in place and if they are found to be missing, this must be addressed as a priority. We plan to introduce a qualitative measurement for compliance using critical control verifications. This will be introduced at a supervisor level where every supervisor will have a clear safety-related KPI.

High potential incidents

To learn from, and minimise high potential incidents (HPIs), an HPI review committee was established to study selected HPIs and determine the adequacy of implemented controls and identify actions that can be implemented to prevent similar occurrences.

Case study

Refreshing AngloGold Ashanti's major hazard management process: *https://reports.anglogoldashanti.com/22/sr/our-stories/group-major-hazard-management/*

Certification

All contractors are trained in AngloGold Ashanti's safety practices and all operating entities are ISO 45001:2018 certified.

In terms of innovation, a zero harm award system is in place to recognise proactive and innovative measures taken in support of our vision of workplaces free from occupational injuries and illness. The aim is to be less reliant on administrative controls that require human intervention, and to introduce additional engineering and higher order controls.

Looking ahead

There are a number of priorities we will focus on in 2023:

- The remaining iSIMS modules will be rolled out and the system will become fully functional
- Systemic verifications will be rolled out through iSIMS, as well as continual self-assessment and bow-tie risk modules. Supervisors will use iSIMS to record operational verification in the inspection module using a desktop or mobile app. Operators will use existing continuous risk assessment systems, with the added introduction of stop cards. These cards are used by operators on a daily basis as part of their work execution. The cards list the critical controls required to be in place at all times and no work is undertaken if a critical control is not in place
- An in-person review of the safety strategy items will be hosted in the coming year, led by operational safety leads, selected senior management and technical discipline leads. The outcome of this review will be focused on the 2024—2026 strategy items and grouped under the four existing strategic focus areas: work processes, risk management, leadership and people, and technology and innovation


"In 2022, we introduced a refreshed Major Hazard Management process, which addresses every pillar, providing information in easily understandable formats."

Our people – employees and communities continued

Ensuring the health, safety and security of employees, contractors and communities

Total recordable injury frequency rate | HA
(per million hours worked)


2018 2.19 2.33 2.26
2019 2.34 1.99 2.14
2020 1.65 1.70 1.68
2021 1.70 2.42 2.14
2022 1.70 1.01 1.26
Employees Contractors

Fatal injuries | HA
(number of fatalities)


2018 1 1
2019 0
2020 2 2
2021 1 1 2
2022 0
Employees Contractors

Fatal injury frequency rate | HA
(per million hours worked)


2018 0.03 0.02
2019 0.00
2020 0.05 0.03
2021 0.04 0.02 0.03
2022 0.00
Employees Contractors

High potential incidents | HA
(actual number)


2018 59
2019 66
2020 77
2021 91
2022 71



HEALTH AND HYGIENE

Our commitment

Employee, contractor and community health are also central to our business, and this was made evident during the ongoing COVID-19 outbreak. While the pandemic continued to challenge our ability to operate safely and productively, our efforts to address the direct and secondary effects of the pandemic have helped improve collaboration with social partners and strengthened some community health systems.

Our health strategy has four pillars, namely leadership and people, work processes, risk management, and information management, technology and innovation.

"We have recorded significant reductions in the number of people who were still exposed to silica levels above allowed occupational exposure limits"



Progress in 2022

Occupational hygiene

We continued with a focused preventative strategy to manage priority short- and long-term occupational and non-occupational risk. We monitor major health hazards, with specific focus on critical controls for the reduction of crystalline silica dust.

Targets have been set which in turn inform the remuneration of leadership, which will help drive the desired reductions and potentially eliminate debilitating occupational lung diseases over time.

We are seeing encouraging reductions in measured exposures to some of our priority health hazards like dust, following concerted and systematic efforts to implement critical controls to reduce health exposures. While performance varies among operations, we have recorded significant reductions in the number of people who were still exposed to silica levels above allowed occupational exposure limits. These are as a result of concerted and systematic activities undertaken by the business to implement specific critical controls to reduce them.

Other identified major health hazards include other airborne pollutants, like diesel particulate matter and welding fumes, noise, mental well-being, infectious diseases, ergonomics, and chemical exposures. All sites continued to strengthen their health hazard exposure monitoring programmes as well as implement effective critical controls as we seek to eliminate harmful health hazards.

New health management standard

Our new health management standard was finalised during the year. This comprehensive and simplified health standard incorporates the elements and pillars that are needed for all sites to anticipate and address health risk effectively and timeously. It outlines requirements for occupational as well as non-occupational health and hygiene programmes, and includes the need to understand baseline and ongoing community health risks, while helping to ensure adequate medical emergency preparedness and response for all sites. The standard sets requirements for sites so they can optimise well-being and fitness for work. It also requires periodic medical surveillance to detect early onset of occupational diseases and effect remediation.

Self-assessment and assurance tools are being prioritised to help ensure effective implementation of these standards and allow us to assess the gaps in capacity and skills needed to implement our health strategies.

Monitoring

We continue to monitor the 10 major occupational and non-occupational hazard categories included in the Company's risk management platform. We are working towards improving oversight of our contractors' medical surveillance, as well as managing the emergence of musculoskeletal (ergonomic) disorders. Some of the additional challenges that persist and continue to require focused attention include infectious disease outbreaks, lack of adequate occupational hygiene skills, and chemical analysis capacity, especially at our African operations since they rely on overseas service providers.

Mental health

Mental health improvement and overall well-being programmes continued to receive significant focus. In addition to implementing operation-specific efforts and activities that strengthen our mental health programmes, we are working towards providing the necessary stewardship to create mentally safe working environments across the organisation. To this effect, the CEO led a Group-wide session to acknowledge the World Mental Health Day on 10 October 2022.

Our people – employees and communities continued

Ensuring the health, safety and security of employees, contractors and communities

Our governance framework has been strengthened with an outline of systematic requirements to provide preventive and curative services for mental well-being and to address the broad spectrum of mental disorders. All sites have plans in place to strengthen their preventive education projects and promote initiatives that address any stigma, provide coping tools and skills and encourage people to seek assistance.

COVID-19 and infectious diseases

The COVID-19 environment continues to stabilise and reported cases remain mild and asymptomatic with no severe cases or deaths reported in 2022. Vaccination and booster coverage are improving with 85% of our workforce and contractors now fully vaccinated.

Our COVID-19 crisis preparedness and response plan remains in place to help ensure vigilance and prompt action if necessary. We continue to raise awareness not only about COVID-19 but also other emerging infectious disease epidemics of concern that have been reported in either our countries of operation or neighbouring countries, such as Marburg, Ebola and monkey pox. Our medical teams across Africa remain vigilant and on high alert and have already secured appropriate PPE as well as identified isolation and testing facilities. Sites have hemorrhagic fever/ Ebola preparedness and response plans in place, which have been reactivated and updated.

Public health strategy

All our sites in Africa continue to implement malaria control programmes to manage this endemic risk. In the year, a total of 2,151 new malaria cases were reported in the region, representing an annual incident rate of 11.78% of our Africa region workforce.

The Obuasi Indoor Residual Spraying programme was completed with support from AngloGold Ashanti Ghana and Global Fund grants in 16 districts of Ghana. The programme successfully managed to cover more than 210,000 households, protecting more than 1.2 million people from malaria. Iduapriem, Geita and Siguiri also collaborated with authorities to extend their education, awareness, and mosquito control initiatives to host communities. African operations also conducted outreach programmes for screening of cancers, chronic diseases, and HIV /AIDS across our host communities in Ghana, Tanzania and Guinea. Additionally, the Obuasi hospital also launched a 22-bed neonatal ICU to support local communities and child health.

In South Africa, we granted funding to an accredited educational non-profit organisation called the Foundation for Professional Development to develop and train healthcare workers in mental health resilience. This training, education and awareness initiative was initiated in response to the elevated burden and risk in burnout and mental breakdown among healthcare workers, especially exacerbated by the trauma and stress experienced during the COVID-19 pandemic. This programme trained 1,506 public healthcare workers in various provinces with supporting material produced in English and translated into five local languages.

New cases of silicosis | HA
(number of new cases)

Year	Value
2018	0
2019	0
2020	0
2021	0
2022	0

Noise-induced hearing loss (NIHL) | HA
(number of employees)

Year	Value
2018	4
2019	8
2020	0
2021	5
2022	2

All occupational disease frequency rate (AODFR) | HA
(per million hours worked)

Year	Value
2018	0.07
2019	0.15
2020	0.00
2021	0.08
2022	0.04

Looking ahead

For 2023, priority and emphasis have been placed on reducing occupational exposures through implementation of critical control management principles, on execution of the iSIMS health modules and strengthening mental health. We will also focus efforts on compliance with the updated and newly approved Health, Hygiene and Well-being Standard. Comprehensive medical surveillance and well-being services are in place at all sites with improving participation and coverage.

Over and above the systematic mental well-being requirements currently in place, sites are required to complete operation-specific mental well-being surveys by the end of 2023. These will inform specific gaps and additional activities to be undertaken at sites, as well as provide performance monitoring baselines.

SECURITY

The threats faced across our operational footprint remain complex, with escalated risk due to growing political instability, poverty, terrorism and the rise of ASM and illegal mining activities. Protecting the Company's people, assets and products is vital to our business continuity and sustainability.

Since mining operations are always an integral part of their host communities, protection of the business cannot be seen in a vacuum. The security and well-being of our host communities will always be intrinsically linked to our success.

In all countries in which AngloGold Ashanti operates, threat and risk assessments are conducted to determine which security resources are required. Our goal is to be proactive, constantly assessing the risks and, where we see potential threats, we develop and implement mitigating strategies to address these.

Our commitment

We are committed to acting with integrity, promoting transparency and good governance, and working with governments, NGOs and communities to co-design sustainable solutions to mitigate security risk. We also work with public and private security forces in countries where we operate. In all cases, security personnel deployed on our sites are required to undergo thorough induction in the VPSHR. In all circumstances we favour dialogue in resolving any disputes and will always seek to de-escalate any confrontation to provide the space for peaceful resolution.

Progress in 2022

In 2022, heightened risks across our operations and increasing criminality in some jurisdictions required regular review of risk strategies and tactical plans to counter and mitigate security threats. Extensive engagement is ongoing to address the security challenges, in an effort to manage the risk posed by ASM and illegal mining activities at our sites in Tanzania, Ghana and Guinea. Key to addressing these challenges is gaining support from all relevant internal and external stakeholders in securing our tenement and, by inference, protecting our people and assets.

Our response to this escalating risk in recent years has had positive results as we have focused on reducing the number of fatalities and injuries of those involved in ASM and illegal mining in our operational areas. However, of concern is an increase in injuries to security personnel related to persistent efforts by illegal miners to gain access to working areas.

The community policing initiative at Geita in Tanzania, in conjunction with the Tanzanian police service, continues to yield positive results and is being expanded across communities at the mine.

Looking ahead

Our focus in 2023 is to increase our proactive approach towards risk mitigation. We will achieve this utilising iSIMS, which will perform vulnerability assessments, monitor control effectiveness, and seek to ensure the proactive identification, analysis and interpretation of security and human rights risks.



"Extensive engagement is ongoing to address the security challenges, in an effort to manage the risk posed by ASM and illegal mining activities at our sites."

Our people — employees and communities continued

Ensuring the health, safety and security of employees, contractors and communities


Fatalities of AngloGold Ashanti security personnel in the line of duty | HA
2018 0
2019 0
2020 0
2021 0
2022 0
Fatalities of community members related to security interventions | HA
2018 2
2019 0
2020 0
2021 0
2022 0
Injuries to AngloGold Ashanti security personnel in the line of duty | HA
2018 27
2019 24
2020 8
2021 17
2022 79*
Injuries to community members related to security interventions | HA
2018 40
2019 47
2020 35
2021 19
2022 10

** Increase due to escalating security risk in most jurisdictions and associated conflict situations when preventing intrusions.*


"Our focus in 2023 is to increase our proactive approach towards risk mitigation."

Our people – employees and communities continued



MATERIAL SUSTAINABILITY ISSUE

Increasing diversity, equity and inclusion

Related SDGs

5 GENDER EQUALITY
10 REDUCED INEQUALITIES

AngloGold Ashanti has a global footprint of operations and projects across nine countries, making it a vibrant and diverse employer. As an organisation, we endeavour to ensure the people in our global footprint are properly represented in our employee base.

Diversity, equity and inclusion (DE&I) is more than simply a collection of policies, programmes, or headcounts. Equitable employers outpace their competitors by respecting the unique needs, perspectives and potential of all their team members. As a result, diverse and inclusive workplaces earn deeper trust and more commitment from their employees.

Our commitment

We aim to create, nurture and support a diverse and inclusive workforce. Respect for all ethnicities, genders, sexual orientations, cultures and religious beliefs is at the core of our corporate culture and is vital to ensuring an equitable workplace.

We comply with local legislation and Company-specific DE&I policies and practices. We follow change management practices to address assumptions and unconscious bias, and performance incentives are structured to drive and support the right behaviours.

Increasing the proportion of women in leadership roles and in talent pipeline continues to be a focus, and we have set a target of 25% female representation in senior leadership by 2025. Targets have also been set for recruitment, talent management and succession planning. See more in *People engagement and development*.

Our approach

Our approach to DE&I is aligned with the UN SDGs and UNGC. We were one of the first signatories to the UNGC's Women's Empowerment Principles (WEPS) and participated in the Target Gender Equality Programme. The adoption of these principles strengthen our contribution to SDG5, which calls for equal female representation, participation, and leadership in business globally. We also completed the WEPS Gender Gap Tool for two consecutive years in 2021 and 2022.

As a member of the ICMM, we are bound by its performance requirements, including updates to the Mining Principles aimed at improving Company performance on DE&I, announced in June 2022. These included additional actions aimed at eliminating all forms of harassment and unfair discrimination from the workplace, while setting proactive steps to achieve gender equity. AngloGold Ashanti has been actively involved in providing input into the proposed revisions and is committed to implementing and improving its performance on this critical issue.

AngloGold Ashanti's *Global Diversity and Inclusion Framework*, which was launched in 2019, aligns the Group's objectives to foster the empowerment of all staff, irrespective of race, gender, ethnicity, religion and sexual orientation. It acts as a guide in the application of the diversity and inclusion principles across AngloGold Ashanti operations. The framework is supported by our *Diversity and Inclusion Policy*, our Global Transformation Policy and our Gender and Empowerment of Women Policy.

Leadership

Properly integrating DE&I into our business depends on the commitment of our leadership team, which in turn is overseen by our Board. Our Global Diversity and Inclusion Framework, which includes the role of the Board SES Committee in Diversity, Equity & Inclusion, was approved by the Board in 2019. The SES Board Subcommittee sponsors our diversity and inclusion initiatives, with identified Executives championing DE&I.

Leadership teams have set DE&I targets and clearly defined priorities and actions for the next two to five years. In an effort to ensure that DE&I objectives are embedded in all processes, leadership teams are provided with implementation guidelines to assist in the roll-out of each of these priorities and are encouraged to identify and manage barriers that may impede progress.

Our people – employees and communities continued

Increasing diversity, equity and inclusion


Our diversity, equity and inclusion journey
Developed Diversity and Inclusion Framework
Unconscious bias training for Board, Executives and senior leadership
Started participating in Bloomberg Gender-Equality Index
Member of 30% club, a global campaign to increase gender diversity at Board and Executive levels
Global participation in the South Africa-based Voices of Change movement conference
Refreshed Company values launched
2018
2023
Established Global Women's Forum centrally, and Diversity and Inclusion Committees in the business units
Update of policies to incorporate and address DE&I
Became a signatory to the UN Women Empowerment Principles
Participated in Leader's Walk and Board Walk series event
Global culture survey completed

The formal DE&I journey, in which inclusion gained more focus, began in 2018 with the development of a globally consistent approach to diversity as a business imperative and an enabler of our business strategy.

Representation of women

	No. of women	No. of men	% of women
Board	3*	7	30
Executive Management	3*	5	38
Employees	1,805	12,190	13

** Gillian Doran joined the Company on 1 January 2023 as an Executive Director*

Board gender representation


%

Male	70
Female	30

Executive Management gender representation


%

Male	62
Female	38

Our progress in 2022

In early 2022, we conducted an analysis of global gender data across job level, function and country. In South Africa, this work also looked at racial and gender representation as required by the Employment Equity Act.

Gender diversity was chosen as the lens through which to assess global diversity because it is a common diversity element across the countries where we operate, and is the focus of our Diversity and Inclusion Framework. This work was carried out to inform our DE&I strategy and is a step forward in using a data-driven approach.

Progressing gender diversity has been an intentional focus from 2021. Several interventions have been implemented and we continue to learn about what works and celebrate progress along our journey. Female representation at Board and Executive Management level is 30% and 38% respectively, placing the Company on par with, and in some instances above, competitors within the industry.

In 2022, there was a slight improvement in the representation of women in middle management and above from 17% in 2021 to 19% in 2022. In South Africa, the Company has achieved the country's Historically Disadvantaged South Africans (HDSA) targets set for middle management (64%), junior management (71%) and semi-skilled employees (100%).

Case study

AngloGold Ashanti's zero tolerance approach to sexual harassment: *https://reports.anglogoldashanti.com/22/sr/our-stories/group-zero-tolerance/*

"Female representation at Board and Executive Management level is 30% and 38% respectively."

Systematic approach

We recognise that a more intentional, systematic approach is required to improve the diversity profile of the Company. In 2022, the Board SES Committee endorsed several strategies and interventions, including targets. Other interventions include:

- Leveraging workforce movements to change the diversity profile
- Talent mapping with a focus on female successors in technical functions and countries where under-representation is more pronounced. The external market will also be scanned for female and HDSA talent
- Accelerated development programmes
- Instituting DE&I committees in every country. Our analysis indicated that better gender representation is evident in countries where diversity committees are in place, for example, Ghana, Brazil, Australia and South Africa, so we plan to leverage best practice
- Tracking of progress on a quarterly basis to give visibility to Executive Management and the Board

AngloGold Ashanti was listed in the Bloomberg Gender-Equality Index (GEI) for a third consecutive time in 2023, scoring 69.28% overall. This constitutes an improvement from our 2022 score of 61% and places the Company above the average sector score of 56%. The GEI is a standardised reporting tool used globally to acquire comprehensive workplace gender data from public companies featured in Bloomberg's ESG dataset. The universal criteria for participation in the GEI include publicly disclosing information on efforts to develop inclusive workplace policies, improving gender representation across all levels of the organisation, increasing opportunities for female leadership pipeline development, and enhancing the role and career paths for women.

Looking ahead

We remain resolute in the pursuit of our DE&I targets, and will continue to intentionally and systematically improve our diversity profile through:

- Visible leadership, with each Executive member expected to communicate and actively own their DE&I goals of 21% female representation
- Working towards a minimum of 50% female representation and HDSA (South Africa only) with DE&I a mandatory consideration when recruiting or promoting across all functional areas and business units
- Ensuring at least 30% female representation and HDSA (South Africa only) should be mandatory for successors identified (preferably internal) for critical roles
- Continuing to identify and eliminate barriers to inclusion, including harassment and discrimination, and the provision of basic amenities
- Continuing education on diversity, equity and inclusion across the business globally


"We remain resolute in the pursuit of our DE&I targets, and will continue to intentionally and systematically improve our diversity profile."

Our people – employees and communities continued



MATERIAL SUSTAINABILITY ISSUE

Supporting self-sustaining communities

Related SDGs

1 NO POVERTY · 3 GOOD HEALTH AND WELL-BEING · 4 QUALITY EDUCATION · 6 CLEAN WATER AND SANITATION · 8 DECENT WORK AND ECONOMIC GROWTH · 10 REDUCED INEQUALITIES · 11 SUSTAINABLE CITIES AND COMMUNITIES · 16 PEACE, JUSTICE AND STRONG INSTITUTIONS

Mining companies can play an influential role in the development of local communities and their supporting economies. We acknowledge the complexity and diversity of the cultural, economic, and social landscapes in which we operate and work to strike a balance between our moral and legal obligations, and commercial goals. Our host and local communities are faced with intricate socio-economic challenges – especially persistent poverty, high unemployment rates, low economic growth, inflationary pressures, inadequate infrastructure, and poor access to basic services.

Our commitment

Understanding that each of our operations exists within this broader social context, AngloGold Ashanti participates in the growth and development of communities where we operate, and strives to leave a legacy of enduring value for these communities. We are also aware that our ability to operate is premised on the relationship we have with our communities and we work to maintain lasting, mutually beneficial relationships with our host and local communities. Our social management approach and activities, inspired by the Group's *Sustainability Policy* and guided by our Social Performance Management Framework, are based on inclusive stakeholder engagement and participation, proactive and prompt risk and impact management processes, and mutual value creation programmes.

Our approach to stakeholder management

Our approach to building mutually beneficial community relations is based on constructive, collaborative and respectful stakeholder relationships that build trust.

Meaningful engagement with our stakeholders enhances our understanding of our operating environment and facilitates informed decision-making, allowing us to contribute to sustainable development where we operate. This translates to AngloGold Ashanti being able to acquire and maintain its SLO; that is, stakeholders' willingness to accept the continuous operation of our mines.

All sites collaborate closely with local communities and their leadership on a range of matters. Operations have Stakeholder Engagement Plans that are based on thorough stakeholder analysis processes. These plans are guided by our *Stakeholder Engagement Management Standard*.

$18m*

spent on community investment

Progress in 2022

In accordance with community functional areas, and in line with our *Group Security Risk Management Standard*, we started a process to analyse and update our social risks across the Group. This assessment has given us a better understanding of social risks and will enhance our risk monitoring processes, thereby contributing towards the upliftment of communities surrounding our operations.

We continued to monitor the SLOs of our sites by tracking the level of acceptability, legitimacy and trust between the Group and our local communities and by applying the SLO assessment matrix that was introduced in 2021. We also rely on perception surveys to collect the opinions of local community members. These enable us to better understand how they perceive our operations while also validating the impacts of our stakeholder engagement and community development programmes. Our perception survey programme was expanded to include one additional site in 2022, with Iduapriem mine conducting surveys towards the end of the year.

** Includes equity-accounted joint ventures and projects of a capital nature*

Mitigating current and legacy impacts

Mining can negatively influence communities by affecting their livelihoods, access to natural resources and impacting their health. AngloGold Ashanti understands that these impacts, when reported or identified by our mines, must be timeously addressed in a fair and transparent manner. Through our social impact management approach, we identify and mitigate past, current and future impacts on our communities.

The implementation of our grievance mechanisms is guided by our ***Management Standards on Community Complaints and Grievances*** and ***Community Incident Management***. These are aligned with the International Finance Corporation's (IFC) Performance Standards and the UNGPs on Business and Human Rights.

It is through these mechanisms that grievances are received, addressed and resolved by the Company. A total of 146 (2021:447) complaints were received in 2022, majority of which related to mining impacts on communities, and included structural impacts from mine blasting activities and dust generated from our operations. These impacts are being reduced, alleviated, and prevented. All complaints are addressed with the involvement of local authorities, community leadership and the aggrieved parties.

Complaints and grievances are managed on iSIMS, which provides transparency when recording, investigating and mitigating impacts, as well as when reporting and resolving complaints. We aim to resolve all complaints and grievances within 30 days.

Complaints and grievances in 2022

Operation	Number of complaints and grievances received	Number of unresolved complaints and grievances as at 31 December
Iduapriem (Ghana)	15	7
Obuasi (Ghana)	10	5
Geita (Tanzania)	3	2
Siguiri (Guinea)	40	34
Quebradona (Colombia)	2	0
AGA Mineração (Brazil)	57	3
Serra Grande (Brazil)	19	0

Received

146

complaints and grievances (2021: 447)

Resolved

65%

of complaints and grievances (2021: 89%)

We track and monitor community incidents that have a direct impact on our SLO and require careful management and timely closure as part of our social impact management approach. These are typically events or actions related to AngloGold Ashanti activities that have a negative social impact and result in the community or other key stakeholders withdrawing or failing to provide the support we require to continue with our operations.

These incidents can be self-reported by the operations through iSIMS or reported by third parties through each site's complaints and grievance mechanisms. All community incidents are managed in line with AngloGold Ashanti's ***Community Incident Management Standard***, which classifies incidents according to severity. The management of incidents remains a collaborative effort with other relevant disciplines, local authorities and the affected community members.

In 2022, 48 community incidents were reported (2021:12), with most of these taking place at the Siguiri and Obuasi mines. The majority of these incidents were related to illegal miners trespassing on operational sites. All incidents were managed with our key stakeholders, including local authorities, community leaders and representatives. We continue to engage our stakeholders in the development and implementation of socioeconomic development programmes and localisation initiatives aimed at improving the livelihoods of local communities.


Breakdown of complaints/ grievances by operation
%
Iduapriem 10
Obuasi 7
Geita 2
Siguiri 28
Quebradona 1
AGA Mineração 39
Serra Grande 13


ANGLOGOLD ASHANTI
IDUAPRIEM MINE

Our people – employees and communities continued

Supporting self-sustaining communities

South African legacy projects

The 2021/2022 period saw a consolidation and review of project scope in line with the new Operating Model. In the current year, work was undertaken to identify potential partnerships. AngloGold Ashanti remains committed to ensuring that its legacy as one of South Africa's largest gold producers endures for decades to come. These efforts will continue in 2023 as defined areas of focus are agreed and the best implementation pathways realised.



Responsible land access and resettlement

Land is a vital resource for our communities, who have cultural ties to it and rely on it for their livelihoods. Our mining activities occur where ore bodies are located, and in some cases, land acquisition for these activities may be required throughout the life of our mines. We remain committed to undertaking resettlement as a last resort. We ensure all land acquisition processes comply with applicable laws, regulations and conform to international standard practices, including the IFC Performance Standard #5.

Our ***Land Access and Resettlement Standard*** provides the basis for our approach. Where resettlement is unavoidable, we seek to ensure that project-affected people and communities are able to make informed decisions, adverse impacts are minimised and mitigated, and livelihoods are restored or improved. Our management standard requires the development of Resettlement Action Plans (RAPs) and Livelihood Restoration Plans (LRPs) with the involvement of the affected community and relevant stakeholders. Before resettlement can take place, RAPs and LRPs must identify and mitigate potential physical displacement and economic impacts.



Land-related actions and developments in 2022 included:

Brazil: Serra Grande	The Brazil Santos Reis voluntary resettlement project was 98% complete by the end of 2022 with 50 of out of 51 families taking occupation of their new homes. The home of the remaining project affected persons (PAP) is being renovated and will be handed over in the new year. Livelihood restoration programmes will continue as per the commitments made to the PAPs.
Ghana: Iduapriem	The Beposo Tailings Storage Facility (BTSF) Resettlement Project at Iduapriem was advanced. By 31 December 2022, all the project's affected people who opted for relocation had moved into their new homes. The relocation process ran concurrently with issuing resettlement support packages, and the implementation of resettlement agreements such as the Social Management Plan. The implementation of the Livelihood Restoration Plan is ongoing.
Guinea: Siguiri	As part of IFC's Compliance Advisor Ombudsman conciliation process for Area 1 resettlement, the recommendations from the independent resettlement specialist study with regards to additional compensation for rental allowances were implemented. The site is on track to complete the implementation of other agreements emanating from the conciliation process.

"Contributing towards the upliftment of communities where we operate, as they navigate difficult socio-economic challenges, remains a key focus."

Culture heritage and sacred sites protection and preservation

Our ***Cultural Heritage and Sacred Sites Standard***, ***Indigenous People Standard***, and ***Human Rights Standard*** guide us in identifying, respecting, protecting, and avoiding unwanted disruption of cultural heritage assets as a result of our business activities. The regulatory frameworks and laws in countries where we operate further govern our actions and responsibilities.

Culture and heritage actions during 2022 included:

Operation	Activity
Australia	The Heritage Protection Agreement (HPA) negotiations continued via the Cape York Land Council (CYLC) and an updated draft version of the HPA has been developed and awaits finalisation.
Brazil	We signed commitment terms with the State Institute of Historical and Artistic Heritage to preserve material and immaterial goods and mitigate any adverse impacts caused by operational activities.
Colombia - Quebradona	The Preventive Archeological Plan has been implemented in accordance with the requirements set by the Colombian Institute of Anthropology and History (ICANH). Petroglyph finds are part of a management plan that was submitted to the ICANH with a conservation measure to keep the rock in its same natural condition.
Guinea	The mine is finalising and implementing management plans for two sacred sites in Block 2 of the Siguiri concession. The sacred sites of **Allah Kolon nin da** in Foulata and **Sayin Lake** in Saraya were designated as very significant heritage and required protection from the Block 2 mine expansion project.


CONSTRUCTED BY
ANGLOGOLD ASHANTI
IDUAPRIEM COMMUNITY

Case study

Empowering indigenous businesses in Australia: ***https://reports.anglogoldashanti.com/22/sr/our-stories/australia-carey-mining***

Socio-economic contributions

We seek to enhance the impact of our benefit-sharing programmes, recognising that the value of mining can benefit our communities through employment and business opportunities. Investments are focused on infrastructure and community development, and support for community health and economical resilience. This corresponds to our objective of leaving communities better off by improving the livelihoods and living conditions of our host communities.

We aim to positively contribute towards the socio-economic development of host communities, and are committed to continually engaging and partnering with stakeholders on the development and implementation of our socio-economic development plans. All sites have socio-economic development plans in place, as required by the ***Socio-Economic Contribution Standard***, and these are aligned with the respective host countries' national development priorities. In 2022 we invested $18m in community projects relating to areas of education, social infrastructure, income generation initiatives and health. See our community investment spend focus areas on ***page 42***.

Some highlights and impacts of our contributions included:

Argentina: The support for the refurbishment of the local airport in Puerto San Julián airport has resulted in two weekly flights connecting to the two nearest airports. These provide access to the rest of the country and have improved trade flow between cities.

Australia: We partnered with the Stephen Michael Foundation, based in Laverton, to facilitate the Rising Leaders programme. This programme provides 50 indigenous youth with psycho-social support, leadership, personal and career development, and sports programmes. We also supported new and ongoing youth/education programmes and STEM initiatives aimed at encouraging indigenous youth to excel and participate in primary and secondary school programmes.

Brazil: A sustainable partnerships programme, aimed at providing funding to small and medium-sized social enterprises, continues to yield positive results. To date, the programme has benefited approximately 40,000 people with 75% of the 272 beneficiary enterprises still operational and others providing services to the Company.

Colombia: The Projericó Foundation continued to support a government-led Youth Employment Programme, which allows for private companies to make a financial contribution towards the remuneration of young people employed at various companies. To date, the Foundation has supported 308 young people employed at 50 different companies based in Jericó and Fredonia.

Ghana: A 10-year socio-economic development plan was launched at Obuasi and is currently being rolled out. The plan was developed in consultation with local government, traditional authorities and communities. Iduapriem mine implemented a host of income-generating projects, including aqua culture, rice farming, piggery projects, and vegetable and soap production for 83 direct beneficiaries.

Our people – employees and communities continued

Supporting self-sustaining communities

Guinea: The implementation of the market garden project progressed well. This initiative aids farmers from local villages with the skills and tools needed to grow vegetables. In 2022, the project provided technical training to 32 beneficiary groups, consisting of 706 women, and purchased farming equipment necessary to enhance production, which resulted in the sale of 32,600kg of crops.

South Africa: We partnered with various non-profit organisations to implement skills development and education programmes, including science, technology, engineering and mathematics programmes, for 662 beneficiaries. Two of the youth skills development programmes, implemented by the Coalition for Anglican Children's Home and Afrika Tikkun, have involved youth training in various vocational fields and placed them in permanent roles thereafter.

Tanzania: Implementation of the Corporate Social Responsibility Plan MOU 2021/22, signed by our Geita operation, the Geita Town Council and the Geita District Council, progressed with the improvement of education and health infrastructure in the Geita district. Local employment efforts were strengthened through the temporary employment of 800 locals during the construction of various facilities over the course of the year. The strengthening of existing income generating projects to encourage alternative industries and support sustainable communities, will be a key focus in 2023.

Community investment spend per focus area
(FY2022)


%
Social infrastructure 49
Social welfare 20
SME Support 14
Education and youth 9
Arts culture and heritage 4
Health 4

Our operations, including Corporate Office, participated in various volunteering initiatives in 2022.

Over 187 employees volunteered

at 15 initiatives, amounting to:

more than 667 hours | **benefiting 1,946 people**

Inclusive employment and procurement

In most cases, our sites offer some of the best available employment and procurement opportunities to our host communities. We support inclusive procurement practices, collaborate with local businesses and communities and prioritise hiring people from the communities surrounding our operations. AngloGold Ashanti's efforts to procure goods and services locally resulted in a total expenditure of ~$4bn (including operational and capital expenditure) on local procurement, accounting for 96% of the total procurement spend for 2022. Historically, we calculated spend using a commitment-based approach. This has now evolved to a payment-based approach. Supplier days at various locations has continued to produce positive results, as current and potential suppliers are trained on the requirements necessary to participate in opportunities offered by the Company.

We follow local employment procedures and programmes and seek to ensure we meet the regulatory requirements in our employment practices across the Group. At Iduapriem mine in Ghana, a multi-stakeholder engagement forum was held to socialise the mine's updated Community Employment Procedure, which was later approved for implementation by various stakeholders. Our Brazil operations launched a professional qualification programme aimed specifically at women, with the goal of providing them with accredited technical training that will increase their chances of employment both within and outside the Company. In South Africa, we engaged an independent company to assist with supplier development programmes, empowered job creation and 26 learnership appointments with the same entity.

Proportion of senior management from local community (%)


Argentina 100
Australia 74
Brazil 85
Corporate 93
Ghana 75
Guinea 57
Tanzania 33
Colombia 85
USA 96

Looking ahead

As we continue to strengthen our community relations practices to minimise our negative mining impacts, better understand our communities and their needs and share the value of gold in a meaningful and impactful way, we will focus, in 2023 and beyond, on:

- Updating our community management standards to further enhance our community relations processes
- Strengthening existing socio-economic development programmes to boost resilience in our communities
- Improving the management and timeous resolution of reported complaints and grievances
- Improving our collaborative and partnership efforts, managing our social impacts, and leveraging opportunities from our operations

Our people – employees and communities continued



MATERIAL SUSTAINABILITY ISSUE

Respecting and upholding human rights

Related SDGs

5 GENDER EQUALITY
10 REDUCED INEQUALITIES
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
6 CLEAN WATER AND SANITATION

AngloGold Ashanti supports the vision of a world where everyone can enjoy their universal rights, and where business plays its part in upholding these rights. We believe we have a responsibility to respect the rights of those who work for the Company as employees, contractors, suppliers, and the communities who live close to, or are affected by, our operations.

The duty to respect and uphold these rights – the fundamental rights and freedoms to lead a dignified life, to freely express independent beliefs and to live free from abuse – touch every discipline, function and aspect of AngloGold Ashanti's business.

"AngloGold Ashanti's Human Rights Governance Framework and Human Rights Policy statement are aligned to the UNGPs, as are all our memberships, associations and voluntary commitments. We also have a responsibility, where practically possible, to leverage our position and influence to ensure state actors also protect human rights."

Our commitment

Our human rights commitments are aligned to international human rights standards, including the Universal Declaration of Rights, the International Covenant on Civil and Political Rights, the International Covenant on Economic, Social and Cultural Rights and the International Labour Organization Standards.

We seek to ensure that our governance structures and processes are human rights-compliant, and that they respect the laws of the countries in which we operate. We recognise that our responsibility to respect human rights applies to all operations and all communities.

Our material human rights issues include:

- Considering environmental impacts including access to clean water
- Avoiding damaging as far as possible, the right to livelihoods, including those historically reliant on artisanal mining
- Operating with respect for human rights in post-conflict and weak governance zones
- Seeking to ensure respect for human rights in the deployment of security forces
- Considering society's most marginalised individuals and groups
- Embedding the human rights due diligence process across the Company
- Promoting external partnerships
- Respecting the resources, values, traditions and cultures of local and indigenous communities
- Supporting access to land

Our people – employees and communities continued

Respecting and upholding human rights

Our approach

Our values are underpinned by a respect for human rights. Our approach is primarily informed by the UNGPs on Business and Human Rights, the current leading standard. The UNGP's framework of Protect, Respect, Remedy places the responsibility of monitoring, upholding and managing our human rights impacts as a business, no matter where we operate.

AngloGold Ashanti's Human Rights Governance Framework and *Human Rights Policy statement* are aligned to the UNGPs, as are all our memberships, associations and voluntary commitments. We also have a responsibility, where practically possible, to leverage our position and influence to ensure state actors also protect human rights. This is a responsibility we take seriously, and to this end, we are committed to engaging on the issue with the relevant stakeholders across all our operating jurisdictions.

We align with the ICMM Position Statement on Indigenous Peoples and the IFC's Performance Standard #7 on Indigenous Peoples. We respect the values, traditions, and cultures of the local and indigenous communities in which we operate. We strive to ensure that we always respect the human rights of indigenous people and uphold the highest levels of respect for their social, economic, and environmental concerns, guided by our *Human Rights Framework* and *Indigenous People Management Standard*. The principles of free, prior, and informed consent (FPIC) are widely used in our dealings with host communities and indigenous peoples, with a strong emphasis on good faith negotiations. Our commitment to indigenous peoples' rights is also supported by our *Cultural Heritage and Sacred Sites Management Standard*.

Number of reported human rights incidents under VPSHR | HA
(number)


2018 0
2019 0
2020 0
2021 0
2022 2

Number of human rights allegations under VPSHR | HA
(number)


2018 0
2019 2
2020 0
2021 2
2022 2

99.9% of security personnel trained in the organisation's human rights policies and procedures

Percentage of new suppliers screened using human rights criteria in 2022: HA

Labour practices 75%	Human rights 75%
Environment 70%	Impact on society 75%

Progress in 2022

In 2022, our focus was to ensure that our human rights commitments are less aspirational and more tangible at site level. This involved working to ensure that our teams, across our portfolio, understand our commitments and the practical actions that are needed to meet them. Group level human rights due diligence verification assessments were conducted at all our operations to gauge progress and identify gaps for further improvement.

We publish an annual *Modern Slavery Statement* in line with the Australian Modern Slavery Act 2018. Our second annual *Human Rights Report* was published in 2022 as part of an internal awareness campaign to improve understanding of the AngloGold Ashanti Human Rights Framework, and to embed human rights due diligence as an integral part of the Company's DNA.

Our Human Rights Reports are accompanied by a *Human Rights Employee Guide* to help ensure that all employees are aware of the role they can play in ensuring we uphold the highest human rights principles across every aspect of our business.

A comprehensive review of all Group policies and standards is also underway, which will subsequently inform a fresh approach to guidance material and training.

Our commitment to human rights extends beyond our employees to how we perceive and uphold communities' rights in the areas in which we operate. Respecting the rights and customs of all stakeholders is key to respecting human rights in and around our operations. We engage with a broad cross section of community members and leadership, including traditional leaders, local and national government, women's groups, youth and people with disabilities, civil society, and indigenous communities in and around our operational areas. Our aim is to secure and strengthen our SLO and this cannot be achieved without clearly demonstrating respect for basic human rights.

Looking ahead

In 2023, we intend revitalising our Human Rights Working Group, including appointing a human rights champion per operation. We will also refresh our human rights training and awareness initiatives across the Group. As always, we will seek to improve ongoing engagement and strengthen relationships, particularly with our host and indigenous communities.



Our people – employees and communities continued

MATERIAL SUSTAINABILITY ISSUE

Addressing artisanal and small-scale mining

Related SDGs

1 No poverty | 8 Decent work and economic growth | 16 Peace, justice and strong institutions

Artisanal and small-scale mining (ASM) has long been recognised as an important issue with complex social, economic, environmental and governance dimensions that need to be addressed in an inclusive way. The World Bank estimates that ASM activities occur in about 80 countries worldwide and that there are more than 100 million artisanal miners globally. These informal operations represent an important livelihood and income source for the often poverty-affected local populations.

In recent years the magnitude of ASM has grown significantly, as has global attention paid to the issue. Governments, industry bodies and mining companies have sought to find a way to mitigate health and environmental impacts, and to provide participants with greater socio-economic and legal protection and support.

Considering that most activities in the ASM sector are informal and outside of legal frameworks, ASM remains a key material sustainability risk for AngloGold Ashanti. ASM takes place adjacent to or near eight of our sites/operations. The loss of gold-bearing ore, environmental degradation, the use of dangerous chemicals and human rights violations against vulnerable groups are among our primary concerns.



Our commitment

AngloGold Ashanti holds the view that the challenges of ASM can best be addressed by adopting a multi-stakeholder approach, with governments taking a lead role in addressing the issue along with artisanal miners, major mining groups, NGOs and development agencies.

While the risks associated with unregulated ASM and illegal mining on, or around, our tenements are mostly not within our direct control, our sites are guided by our ASM Framework and ***Artisanal and Small-scale Mining Management Standard***. These policies encourage the co-existence of Company operations with legal ASM and seek to ensure the safety and security of our employees, assets and tenements.

Our approach

We fully support well-coordinated strategies to regulate and manage ASM where it exists and where it is still being developed. We believe the way forward should be crafted around a co-existence framework, recognising different country-by-country dynamics and regulatory provisions.

Guided by the ICMM and the Intergovernmental Forum on Mining, Minerals, Metals and Sustainable Development (IGF), AngloGold Ashanti believes that a sustainable ASM industry can be established by building capacity through local institutional partnerships, encouraging miners to form cooperatives and associations, getting larger mining companies to support capacity building and by improving miners' access to more efficient and cleaner technologies.

We are guided by the following overarching principles in our approach:

- Contribute towards the formalisation and regulation of legal ASM and include it into the broad streams of social and economic activities
- Contribute to the development of policy frameworks and practices which lead to a viable and sustainable legal ASM sector
- Consider geological research to identify mineral zones and deposits that can be designated as suitable for legal ASM

Our people – employees and communities continued

Respecting and upholding human rights

- Develop programmes for the promotion and transfer of appropriate knowledge, skills and technologies to the legal ASM sector
- Develop methods for identifying potentially viable legal ASM operations for targeted support
- Develop programmes for promoting downstream value addition in legal ASM
- Promote inclusive growth and economic activities
- Contribute to the development and strengthening of legal ASM associations to provide an interface for engaging with the sector

Progress in 2022

During the year, we continued to engage with global external and internal stakeholders to promote formalisation in the ASM sector. This included collaborative forums and knowledge-sharing sessions with industry peers arranged by the WGC and the ICMM. The West Africa ASM Workshop held in Accra (Ghana), for example, was organised by WGC to share knowledge on management approaches from a west African perspective.

We also continued to strengthen our efforts to support host governments' formalisation initiatives. The establishment of the Multi-stakeholder Consultation Initiative for ASM Formalisation in Guinea boosted government efforts in the formalisation of ASM in Guinea and will pave the way for more support from our Siguiri mine.

Sensitisation campaigns on illegal ASM and the risks and dangers associated with the use of cyanide and mercury by ASM communities were also advanced throughout the Group, especially in Ghana, Guinea and Tanzania.

ASM takes place adjacent to or near 8 sites/operations

Looking ahead

In 2023, we intend to complete the review of our ASM Management Standard in 2023, which will enhance our approach to dealing with the challenges and opportunities presented by the presence of ASM in some of our concessions. As always, we will strive to improve our collaborative efforts and to assist host governments and communities, and ASM associations in their efforts to formalise the sector within their respective jurisdictions.


Fatalities to community members engaged in illegal mining activities | HA
(number)
2018 4
2019 24
2020 7
2021 20
2022 5


Injuries to community members engaged in illegal mining activities | HA
(number)
2018 9
2019 20
2020 12
2021 2
2022 6





Climate action and resilience

Climate change is not only an environmental issue. Its cross-cutting nature means that it affects almost every dimension of our business. We have a role and responsibility to identify and address climate-related risks, and join forces with others – in business, in government and in communities themselves – to take climate action and work to ensure our resilience against the future impacts of climate change.

In doing so we recognise that we must consider and plan for far more than our direct impact on climate change through reduction of our GHG emissions. Our strategy encompasses the effect of a changing, variable climate, and related extreme weather on AngloGold Ashanti and our operations, as well as on our employees, our communities, and the countries in which we operate. It also seeks to ensure that we have a role to play in improving our resilience and theirs to these effects.



Material sustainability issues addressed in this section:

Pathway to net zero and climate change resilience

Prioritised SDGs:

7 AFFORDABLE AND CLEAN ENERGY

11 SUSTAINABLE CITIES AND COMMUNITIES

12 RESPONSIBLE CONSUMPTION AND PRODUCTION

13 CLIMATE ACTION

Watch: Introducing our strategy to reduce carbon emissions: ***https://www.anglogoldashanti.com/investors/esg-transparency-hub/***

"We recognise that we must consider and plan for far more than our direct impact on climate change through our GHG emissions."

Climate action and resilience continued



MATERIAL SUSTAINABILITY ISSUE

Pathway to net zero and climate change resilience

Related SDG

13 CLIMATE ACTION

The physical effects of climate change are becoming increasingly apparent around the globe. Climate change can exacerbate existing mining-related risks and impacts on ecosystems, communities and employees. More than that, our employees and the communities in which they live will inevitably bear the brunt of the physical impacts at all levels.

Our commitment

AngloGold Ashanti, as a business, has a role and responsibility to identify and address climate change and partner with governments, business and communities to address the most critical global challenges of our time.

Recognising that climate change imposes substantial risk to the global economy and socio-economic development, we are committed to proactively and transparently minimising current and future climate risks, and to charting a pathway to net zero Scope 1 and Scope 2 GHG emissions by 2050. We are also working to strengthen the climate resilience of our business, our value chain partners, our host communities and the environment in which we operate.

"Our climate change strategy also drives the management of physical and transition climate risks into our strategic and operational planning processes."

Our approach

Our ***Climate Change Strategy*** aims to deliver measurable progress, focus our actions, and demonstrate our commitment to proactive, holistic, sustained and transparent action on climate change. To achieve this, our Climate Change Strategy adheres to five key principles:

1. Seeking to ensure that our core values are upheld through actions arising from the Climate Change Strategy
2. Maintaining external commitments where we are a signatory, including the ICMM's Mining Principles, the ICMM's Position Statement, the WGC's Responsible Gold Mining Principles and the UNGC
3. Taking a holistic, long-term, life-of-mine and systemic approach to managing climate risks that includes aspects beyond the fence line, supply chains, communities and ecosystems
4. Using the latest science-based data, information and knowledge to support decision-making
5. Disclosing in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). View our climate change disclosure TCFD table in the *<IR>*

Scope 1 and 2 GHG emissions | HA
(kilotonnes)


2018 1,150
2019 1,268
2020 1,304
2021 1,380
2022 1,475

Energy consumption | HA
(petajoules)


2018 18.91
2019 20.69
2020 21.00
2021 22.04
2022 22.74

GHG emissions intensity | HA
(kilograms of GHG per tonne treated)


2018 28.75
2019 31.03
2020 30.54
2021 31.32
2022 33.43

Energy intensity | HA
(gigajoule per tonne treated)


2018 0.47
2019 0.51
2020 0.49
2021 0.50
2022 0.52

Decarbonisation journey

AngloGold Ashanti's decarbonisation journey started in 2008 when we set a long-term target to reduce GHG emissions intensity by 30% from a 2007 base. By 2021, we had achieved a 47% reduction in GHG emissions intensity through some fuel switching and efficiency improvements but also due to the closure and divestment of assets.

In 2021, our Board approved a new Climate Change Strategy, and we published a stand-alone *Climate Change Report* in line with the guidelines and recommendation of the TCFD. Our 2030 targets are embedded in a *Roadmap to Net Zero* which focuses on all sources of energy-related emissions, both at our mine sites and from our electric power providers.

As an ICMM member, we were part of a landmark climate change commitment in 2021 to achieve net zero Scope 1 and Scope 2 GHG emissions by 2050 and to accelerate action on reducing Scope 3 GHG emissions, including setting credible reduction targets in partnership with our suppliers. This supports the Paris Agreement's objectives to limit the increase in global average temperature to less than 2°C above pre-industrial levels and pursue efforts to limit the increase to 1.5°C.

Our climate change strategy also drives the management of physical and transition climate risks into our strategic and operational planning processes.

Our work is further underpinned by a framework that aims to improve our climate maturity along four pillars, aligned to the TCFD themes, namely governance, strategy, risk management, and climate metrics and targets.

We have set up an internal climate financial reporting forum in response to the emerging SEC and ISSB rules on climate reporting. Through the forum we track and analyse emerging climate reporting requirements, enabling us to develop robust systems for climate-related reporting and assurance.

"Our 2030 targets are embedded in a Roadmap to Net Zero in line with the guidelines and recommendation of the TCFD."


DT03
860

Climate action and resilience continued

Pathway to net zero and climate change resilience

Progress in 2022

Emissions

The year in review saw our energy-related absolute Scope 1 and 2 GHG emissions rise, as anticipated to 1.47MT vs 1.38MT, a 7% increase, compared to 2021, our new baseline year. This was still marginally below our forecast energy-related carbon budget of 1.49MT, required to deliver our 2022 Business Plan. When accounting for the use of explosives, our final Scope 1 and 2 emissions ended at 1.486MT.

Comparatively, our 2022 direct and indirect energy consumption was ~4% higher than in 2021. The carbon intensity of our energy mix, a recent metric we track relative to a basket of peers measures how clean our energy mix is. This increased to ~65kg from ~63kg of carbon dioxide equivalent (CO_2e) emitted per GJ of energy in 2021, a 3% increase.

Pathway to net zero

In 2021, as part of our journey to achieve net zero Scope 1 and 2 GHG emissions by 2050, our Climate Change Working Group presented our Group carbon emissions reduction target, stating that we aim to achieve a 30% absolute reduction in Scope 1 and 2 GHG emissions by 2030, as compared to 2021. We plan to reach this goal through a combination of renewable energy projects, fleet electrification, and lower-emission power sources.

The targeted reduction, from a 2021 baseline of 1.4 million tonnes of CO_2e, aims to see emissions from the Company's operations fall to about 1 million tonnes by the end of the decade. When growth projects are factored in, including those in Nevada and Colombia, AngloGold Ashanti is targeting a 46% reduction in emissions in that period.

Scope 1 covers GHG emissions from within the mine site, while Scope 2 covers indirect GHG emissions from the purchase of electricity from third-party providers. The capital cost required to achieve these reductions over the coming eight years is anticipated to be about $1.1bn, of which $350m will be funded over the period by AngloGold Ashanti and the remaining $750m through third-party funding, including the providers of renewable energy infrastructure.

See more about our strategy to reduce our carbon emissions and roadmap to net zero *here*.


"We are working to strengthen the climate resilience of our business, our value chain partners, our host communities and the environment in which we operate."

CARBON EMISSIONS REDUCTION PIPELINE

A pipeline of initiatives will be tracked to help ensure successful implementation with the majority delivering benefits by 2027



Conceptual
Pre-feasibility
Feasibility
Execution
Target emissions reduction
100t CO2e
25t CO2e
Australia
Africa
Latam
Growth
Australia BEV
Siguiri Increased Solar/ BESS
Siguiri Solar
Ghana Solar
Obuasi VSD
Obuasi UG rail
Tropicana Hybrid Renewables
Sunrise Dam Renewables
Geita Star & Comet to Grid
Iduapriem DGB
Obuasi Compressors
Geita Tanesco Grid Swap
CVSA Increased Wind Farm
CVSA Battery
CVSA Wind
Col. Electric UG Equip
Cuiabá BEV
Brazil Clean Grid
Nevada Rail-Veyor considered post 2030
Nevada BEV
Nevada Trolley Assist
Nevada Green Grid (2027)
Col. 100% Green Grid

Approximately

60%



of the planned emissions reductions will come from large renewable energy projects including wind and solar projects at the Company's Australian operations and solar-power plants at both Siguiri in Guinea and the Iduapriem and Obuasi operations in Ghana

The targeted reductions will be achieved by each of the Group's business units implementing scoped out initiatives, including the introduction of renewable energy, cleaner grid power and partial fleet electrification. Approximately 60% of the planned emissions reductions will come from large renewable energy projects including wind and solar projects at the Company's Australian operations and solar-power plants at both Siguiri in Guinea and the Iduapriem and Obuasi operations in Ghana.

In addition, a pre-feasibility study was completed at the Cuiabá mine in Brazil to confirm the benefits of replacing some mobile fleet with battery electric vehicles (BEV). The outcome of this study will inform the starting point for a feasibility study in 2023. The viability of BEVs will also be investigated at Geita and Obuasi as we progress a concept level study for completion in the first quarter of 2023. We will also be working with Sandvik to trial underground mining's largest-capacity BEV truck at Sunrise Dam in 2023. The viability of a wind farm at Cerro Vanguardia in Argentina is being investigated with promising results showing wind speeds being sufficient to support a viable economic return. In Colombia, we are investigating the applicability of converting trucks to use dual fuel (diesel or hydrogen) and in Nevada various options of linking to a green grid and mine electrification are being reviewed, including conveyor and trolley assist versus traditional haulage.

Two clean grid initiatives are already close to completion – a switch from diesel generation at the Geita mine site in Tanzania to the country's national power grid, which has a high proportion of power sourced from gas and renewables, and the transition to full hydro-grid power in Brazil.

Looking ahead

Reducing Scope 3 GHG emissions, which comprises approximately ~37% of our total 2022 GHG emissions, requires a collective effort with our value chain partners.

In 2023, we will continue to:

- Consistently work to deepen our understanding and, where relevant, our response to climate change
- Strengthen our governance of climate change, by improving knowledge sharing, both internally and externally
- Further embed considerations of climate risks into key decision-making and reporting processes



Environmental stewardship

AngloGold Ashanti's environment policy continues to evolve and is centred on our commitment to avoid, minimise, and mitigate the impact of our activities on the environment. We proactively manage risks to air, land, biodiversity and water resources during the mining lifecycle.

Nature moved up the global agenda over 2022 and in November we supported the ICMM CEO's call on world leaders to prioritise action on nature at the COP15 UN Biodiversity Conference in Montreal. The summit culminated in a historic agreement by over 180 nations, which will guide global action to halt and reverse nature loss by 2030. Through our ICMM membership, we have closely followed the development and pilot testing of the Task Force on Nature-related Financial Disclosure's (TNFD) Framework. The final TNFD Framework is expected to be released in September 2023. Both the COP15 Agreement and the evolving TNFD Framework are anticipated to influence our environmental policy and standards going forward.

At a Company level, our environmental policy takes into consideration the specific and varying factors that impact our sites across the world. The application of the policy is supported by a set of environmental management standards.

Senior operational managers are responsible for ensuring operations comply with their respective regulatory and permit requirements, as well as our ***Environmental Management Standards***.

Day-to-day management is enabled by site-level Environment Management Systems that are externally certified to the ISO 14001:2015 Standard. Assurance of site-level performance against the Environment Management Standards is undertaken on a rotational basis by teams of functional specialists from corporate office.

Our environmental management work extends well beyond the issues identified in this report of climate and energy, water, and tailings. Key 2022 data on the management of materials, hazardous waste, biodiversity and acid rock drainage is provided in our ***<ESGD>***.

Material sustainability issues addressed in this section:

- Water stewardship
- Managing our Tailings Storage Facilities

Prioritised SDGs:

7 AFFORDABLE AND CLEAN ENERGY

13 CLIMATE ACTION

Case study

Environmental Education Centre raises awareness and reinforces ESG agenda: ***https://reports.anglogoldashanti.com/22/sr/our-stories/brazil-environmental-education-centre/***

ISO 14001:2015 certification:

100%

ICMC certification:

91%


Environmental incident rate
2018
0.91
2019
1.28
2020
1.54
2021
1.53
2022
1.24

Integrated closure management

Planning for closure requires a multi-focused approach, which takes into account related social, economic, environmental and governance issues. Our approach to integrated closure management is guided by our ***Closure Planning Standard***, which sets out how we identify and manage current and future risks and liabilities associated with mine closure. It allows the Company to leave sites in a condition that is safe and stable, with minimal adverse impacts on people and the environment, and to help ensure communities are empowered to define and experience their own post-mining future. The Closure Planning Standard is being updated to align with the ICMM's Integrated Mine Closure Good Practice Guide 2019 as well as general learnings from our experience since the approval of the current standard in 2013. In 2022, we started using the ICMM Closure Maturity Framework for continuous improvement in mine closure planning throughout the mine life cycle of our assets.

We seek to ensure that all our operations have mine closure plans (MCPs) that comply with all applicable laws, regulations and requirements. In Australia both Tropicana and Sunrise Dam submitted updated MCPs to the regulators in 2022 and so did Iduapriem in Ghana.

Where we can, we continue to rehabilitate concurrently with mining and processing operations. At Iduapriem, encapsulation of an old waste rock dump that had been generating acid rock drainage (ARD) continued, as a way of finding a "walk away" solution at mine closure. The rehabilitation design seeks to ensure run-off water is shed off the facility, thus eradicating ARD formation. Implementation of the final closure plan of the Córrego do Sítio tailings storage facility continued in Brazil, using filtered tailings as part of the closure materials.

Our closure programmes are premised on building and earning stakeholder trust. Stakeholder input is sought throughout each site's life cycle, and closure management plans must balance corporate and stakeholder interests while complying with regulatory obligations and commitments. In this regard Obuasi mine established a Closure Consultative Committee (CCC) comprising mine leadership, traditional leaders, local government authorities and national government regulators, who have all provided valuable input into the several closure projects at the mine. Similarly, at Geita, the primary means of stakeholder involvement in direct closure issues is through the National Mine Closure Committee (NMCC), which includes members from the mine, the local communities as well as multiple government agencies. This approach to closure aligns with our aim of contributing to creating resilient communities that can adjust, adapt, and thrive post mining.

All our sites continue to play a pivotal role in supporting alternative livelihood initiatives. These are conducted through their respective socio-economic development programmes and by strengthening value-sharing efforts, such as the localisation of supply chains and employment.

Post-closure economic considerations are integral to mine closure planning. At Obuasi, two areas, one previously hosting a mine shaft and processing plant and another which is the footprint of re-processed tailings dams, have been reclaimed. Infrastructure is being developed for handover to the local municipality for mixed use developments that will include residential, commercial, industrial and recreational areas.

We undertake quarterly reviews and updates of our mine closure liability estimates to comply with legislative changes and align to business plans, closure plans, facility designs and unit rates for implementation activities. As of 31 December 2022, the consolidated Group environmental liability estimates were $578m (2021: $673m).

Financial assurance for mine closure has been widely adopted by governments and companies internationally. It is our policy to seek to ensure that resources are available to meet our closure obligations. We achieve this by having a range of financial instruments/assurance (including accounting provisions, escrow accounts, and bank/insurance guarantees) for mine closure that comply with the national legislative framework of the countries where we operate.

Environmental stewardship continued

Total amount of land disturbed and not yet rehabilitated | MA
(ha)


2018 14,795
2019 14,847
2020 15,066
2021 15,696
2022 16,027

Total amount of land rehabilitated | MA
(ha)


2018 3,202
2019 3,389
2020 3,480
2021 3,643
2022 3,861

Total amount of land rehabilitated in 2022

223 ha



Thorny Devil in Tropicana captured by Logan Richards, Leading Hand: Exploration, Tropicana

Environmental stewardship continued


G5249A

MATERIAL SUSTAINABILITY ISSUE

Managing water as a finite and at-risk resource

Related SDGs

6 CLEAN WATER AND SANITATION

12 RESPONSIBLE CONSUMPTION AND PRODUCTION

Water is a valuable and often scarce shared resource that has high environmental, social and economic value. We are acutely aware of the need to conserve and closely manage our consumption of water while ensuring adverse water quality impacts on local and regional water resources are avoided.

Our commitment

AngloGold Ashanti believes that water should be used in a way that is socially equitable, environmentally sustainable and economically beneficial.

As responsible stewards of the environments in which we operate, we recognise that the growing effects of climate change on rainfall intensity and water availability make a systematic approach to water stewardship in mining increasingly important.

Our approach

Effective water stewardship in mining encompasses monitoring and measuring water withdrawal, water discharge and water reuse to allow for periodic review and revision of water management processes and systems, underpinning transparent water governance.

Managing water responsibly and seeking to ensure that adverse impacts on local and regional water resources are avoided is a key consideration for our operations.

Our *Water Management Standard* mandates the comprehensive understanding of water risks within and beyond the mine site and the implementation of tailored management and monitoring plans, that at site level are supported by context-specific water objectives and targets.

Our management standard commits us to:

- Ensuring that reliable information regarding potential and actual water quality impacts on local and regional water resources is generated, analysed and acted upon at an appropriate spatial scale. This must allow for effective water quality management by our sites
- Seeking to ensure our operations are able to optimise their consumptive water use and achieve their water quality objectives via a robust water balance model. This model must also support forecasting the potential water management impacts of mine design changes on local and regional water resources
- Seeking to ensure that actual and potential impacts arising from water resource use are avoided where possible, or managed according to mandatory host government requirements, reasonable community expectations and our values

Core objectives for operational water management are to:

- Set site-specific targets for minimising new water withdrawals from the ground and surface water bodies while seeking to maximise the reuse of water
- Prevent contamination of water resources by either maintaining zero water discharge on sites, or by treating and releasing excess water from the process circuit, which is typically the case for high rainfall areas

Wherever possible we actively participate in catchment management efforts:

As an example, we work with other stakeholders in a number of water forums in Brazil focused on managing community-level water resources for the common good. Our operations in the state of Minas Gerais, which include the Cuiabá Complex and the Córrego do Sítio mines collaborate on joint water stewardship through state and regional water basin committees; establishing water consumption reduction targets, and conducting water quality monitoring and spring preservation.

Environmental stewardship continued

Managing water as a finite and at-risk resource


Water withdrawal | MA
(megalitres)
2018 26,921
2019 27,871
2020 32,009
2021 33,118
2022 34,721
Water withdrawal intensity | MA
(kilolitres per tonne treated)
2018 0.67
2019 0.69
2020 0.75
2021 0.75
2022 0.79

Progress in 2022

The increasing water withdrawal trend continued, which to some extent was due to production-related demand increases, but also because of drier periods at high water demand operations.

Two of the three significant environmental incidents over 2022 related to impacts of water resources (see the *<ESGD>* for further details).

During 2022, we progressed the following water-related initiatives:

Africa

- **Iduapriem, Ghana:** The mine's primary water treatment capability was expanded in 2021 to accommodate larger water volumes expected to be managed and potentially released from the process water inventory during construction and the ramp-up of the new Beposo TSF. Primary treatment entails water clarification, pH adjustment and cyanide detoxification. Although the additional treatment capacity was not required by the mine in 2022, it proved useful for the storage and reuse of additional treated water.
- **Geita, Tanzania:** The in-situ groundwater bioremediation project in Tanzania progressed in 2022 with the joint venture partnership between Sensatec Tanzania and a German-based technology provider. In phase one of the project, which spans a 100m target area downstream of the Geita TSF, seven injection boreholes were installed in addition to upstream and downstream monitoring bores. The first round of reagent injection was completed and initial process monitoring showed promising reductions in targeted parameters.
- Geita mine continued to reduce its water withdrawals from external lakes and dams, with water harvested from the site's pits and sumps constituting more than 50% of its new water withdrawals during the year.

Latin America

- **AGA Mineração, Brazil:** The progression to filtered tailing stacking in Brazil was completed. Water flow analysis indicates that this transition has contributed to increased water withdrawals at these operations as the water pools on TSFs, which also acted as reservoirs to store and attenuate harvested rainwater, and which was then used into dry periods, have effectively been eliminated.

Looking ahead

- An assessment to ascertain whether a second phase of enhanced treatment might be required at Iduapriem mine, was initiated during 2022 and will be progressed in 2023
- The groundwater remediation project at Geita will continue with three additional phases of reagent injection and monitoring. These will inform the approach for further, targeted expansion of the interception gallery



OUR INTERACTIONS WITH WATER IN 2022

Water withdrawals

Surface water
17,811ML

Ground water
16,882ML

Third parties
27ML

Harvested rainfall
16,072ML

Other managed water
10,839ML
(dewatering and other environmental flows)

104,054ML of reused water **67%**

154,847ML

needed to sustain core operational site tasks of:

- Surface and underground mining
- Underground mine cooling
- Ore milling and processing
- Tailings transport and deposition
- Dust suppression
- Wash, sanitation and hygiene (WASH) services

Water consumption

Operational consumption
(via evaporation, entrainment and other task losses)
40,179ML

Water discharges

Operational discharges
(to surface water)
10,614ML

Other managed water discharges
(to surface water)
10,839ML

Water sources by climatic type


%
%

Arid and semi arid	27.95
Dry sub tropical (Surface water)	34.84
Tropical (Ground water)	37.21

Arid and semi arid groundwater: Low quality	23.41
Arid and semi arid groundwater: High quality	4.42
Arid and semi arid utility water	0.12

Percentage of sites by stress category


%

High stress	22
Moderate stress	45
Low or very low stress	33



Environmental stewardship continued

MATERIAL SUSTAINABILITY ISSUE

Managing our tailings storage facilities

Related SDGs

6 CLEAN WATER AND SANITATION
12 RESPONSIBLE CONSUMPTION AND PRODUCTION

Creating and storing tailings is an integral part of mining operations.

Tailings are the residue which remains after extracting minerals and metals from mined ore. The waste can take the form of a liquid slurry comprising finely milled ore, water, trace quantities of metals and additives used in processing. This residue is typically stored on surface in structures called tailings storage facilities (TSFs) where it is managed to protect human health and the environment, while enabling efficient and responsible production. Tailings residue can also be placed in mines as backfill.

If these facilities are not managed effectively, structural failure or tailings overtopping could result in significant adverse impacts on the environment and human health and safety. TSF rupture can endanger the lives of employees and communities, result in water and soil contamination, or destroy downstream ecosystems.

With the pollution from effluent and dust emissions being potentially harmful to humans, animals or plants, TSF management is a crucial aspect of any sustainable operation.



Our commitment

AngloGold Ashanti considers the management and governance of TSFs throughout their lifecycle, from design to closure and post-closure. Ensuring that TSFs are responsibly maintained is also crucial to maintaining our licence to operate.

Through our membership of the ICMM, we are committed to implementing the *Global Industry Standard on Tailings Management* (GISTM).

The standard complements AngloGold Ashanti's Tailings Management Framework that sets our principles, standards, guidelines and accountabilities for the construction, management, and oversight of TSFs. This framework focuses on the sound management of all phases of the TSF life cycle.

The standard comprises six topic areas:


v. EMERGENCY RESPONSE & LONG-TERM RECOVERY
vi. PUBLIC DISCLOSURE & ACCESS TO INFORMATION
iv. MANAGEMENT AND GOVERNANCE
i. AFFECTED COMMUNITIES
iii. DESIGN, CONSTRUCTION, OPERATION & MONITORING
ii. INTEGRATED KNOWLEDGE BASE

Our approach

With our ultimate goal of zero harm to people and the environment, we have an obligation to ensure our mine tailings are stable, non-polluting and contained.

Our tailings management system is designed to help ensure that risks are identified, recorded and mitigated. Our management approach incorporates mechanisms for reporting risks and tracking mitigation measures with communication delivered to all levels within the business. Our Board and Executive members are kept informed of the status of our TSFs through regular reporting.

AngloGold Ashanti manages 27 TSFs, with 19 active TSFs, eight of which receive filtered tailings, seven inactive (dormant) TSFs, and one new facility that is under construction.

Our TSFs are designed and built to a rigorous set of standards and are carefully managed and monitored through a four-layered assurance system by a team of internal specialists and independent external experts.

1. Operational management

- A TSF operator/superintendent manages the day-to-day operation at the TSF
- A plant or process manager is the TSF "owner" responsible for implementing requirements of the TSF operating manual

2. Business Unit management

- Provide technical guidance to operations
- Conduct quarterly inspections of active TSFs
- Monitor implementation of recommended actions

3. Corporate management

- Custodian of Tailings Management Framework
- Conduct formal TSF audits annually or biennially
- TSF review for projects and for mergers and acquisitions

4. Independent review

- Independent tailings facility review per the GISTM

Information relating to the status of each of our TSFs is disclosed on our *website*.

Progress in 2022

Despite the challenges placed on our tailings management resources given the global shortage of qualified personnel, we continued our progression toward conformance with the GISTM in 2022, with the aim of either meeting its requirements, or demonstrating a credible plan to meet them. Engineers of record have been appointed at all of our operations and independent tailings review Board inspections have been conducted at our operations in Africa and Australia. Bi-annual independent stability declarations are already a requirement for our Brazilian TSFs and we will formally appoint independent review Boards for our Brazilian and Argentinian operations in 2023.

In Australia, Tropicana's environmental licence was amended to increase the design capacity of its TSF. At present, the facility is within the original design capacity.

Responding to tailings management legislation in Brazil

In response to the regulatory changes in Brazil, which followed the Brumadinho TSF failure in 2019, our Brazilian operations began the mandatory decommissioning of existing TSFs by transitioning to filtered tailings deposition. This transition was completed during 2022. As part of their closure design, filtered tailings are used to fill and reprofile the surface of these facilities. We have also introduced new filtered tailings deposition areas as part of the current and future deposition.

In parallel, our Brazilian operations were required to develop and roll out an augmented TSF-related emergency preparedness protocol across all downstream communities that may be affected by a potential TSF emergency. The experience in Brazil has been shared internally within AngloGold Ashanti operations and externally with ICMM peers. It has also inspired the development of a Company-wide TSF Emergency Preparedness Response Plan (EPRP) protocol, leveraging learnings from Brazil that can sensibly be applied across AngloGold Ashanti operations. Read more in our case study: ***AngloGold Ashanti Brazil's TSF Emergency Preparation Plan provides blueprint for Group roll-out***.

The introduction by the Brazilian Mining Agency (ANM) of new regulations in February 2022 consolidated all TSF-related safety regulations and guidelines in Brazil. Several new obligations were introduced for TSF Operators, including the requirement to have external consultants periodically certify the geotechnical stability of all TSF structures and that emergency response plans and related infrastructure, such as emergency alert sirens, fully meet legal requirements. In late 2022, tailings deposition was required to be suspended at five of our TSFs in Brazil pending completion of additional work required to obtain these mandatory certifications.

Another new requirement was to conduct and submit facility-specific risk assessments by December 2022 and thereafter update the risk assessments every two years. One of the outcomes of these risk assessments was to increase buttressing of the Calcinados TSF, which services the Cuiabá Mine Complex in order to align the TSF's safety factor with international standards, currently considered best practice. The operational integrity of the Calcinados TSF remains sound, in line with recent assurance assessments by independent geotechnical specialists and AngloGold Ashanti's own tailings experts.

Our Brazilian TSFs have 24-hour video surveillance, and undergo constant inspections and monitoring, which are intensified during the rainy season. The Company has also installed new piezometers to further enhance TSF monitoring. Importantly, AngloGold Ashanti Brazil continues to engage closely with regulators, local communities, authorities and other stakeholders.

Progress in Ghana

In Ghana, the construction of the Beposo TSF at Iduapriem is on track for commissioning in 2023 and will coincide with the decommissioning of the Greenfields TSF. The inactive Kokoteasua TSF at Obuasi is being reclaimed to boost the supply of backfill material used to support underground mining. This forms part of the closure approach for Kokoteasua. The closure design for Obuasi's inactive Pompora TSF continues and geotechnical field and laboratory testing was conducted in 2022.

Looking ahead

In Tanzania, Geita's TSF will initiate the construction of their next wall raise in late 2023. Its design is currently in progress.

We are developing a Company-wide TSF monitoring portal and have successfully initiated the use of interferometric synthetic aperture radar (InSAR) satellite technology for TSF displacement monitoring. The use of drones for survey and imaging is being implemented across all of our operations.



Pursuing business sustainability and growth

Mining is a long-term business, and our business strategy aims to create sustained value over the period of our mining operations and beyond. This involves the careful allocation of resources to actively manage our activities as we try to mitigate negative impacts from our operations and ensure positive outcomes. We look to continually improve the value proposition we provide to our hosts and investors, creating more growth opportunities.

In 2022, we continued to implement our new Operating Model, both in response to the external environment and internal performance requirements. Our 2022 *<IR>* provides a comprehensive account of the progress we have made.

At the same time that we seek to improve our business sustainability, we seek to enhance the significant opportunities that mining can present, and to positively contribute to national, regional and global economic and social development. As an industry, we continue to work on establishing meaningful relationships and building trust with all our stakeholders.

Building trust also requires that we continue to strengthen integrity within our own organisation and the way in which we conduct business. As we consistently strive to generate competitive shareholder returns and create value for everyone with a stake in our Company, we recognise the enduring importance of acting ethically at all times and ensuring that our business practices meet the highest standards of integrity in line with the values of our Company.

Material sustainability issues addressed in this section:

- Navigating political and regulatory changes
- Upholding business ethics and transparency

Prioritised SDGs:

- 8 DECENT WORK AND ECONOMIC GROWTH
- 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
- 11 SUSTAINABLE CITIES AND COMMUNITIES

Addressing cyber safety

Our continued investment in technology, coupled with strong governance, a robust policy framework and business operating processes, provides employees with a well-functioning, stable and secure working environment.

After executing continuous improvement programmes for IT security during 2021, we continued in 2022 with our global cyber safety programme for operational technology. A comprehensive site review was launched for five mining operations, covering Australia and Africa. The information gathered from the sites highlighted the embedded cyber risk for operational systems and the work required to bring operational technology cyber risk to the forefront. A detailed multi-year mitigation programme is being developed to address all the risks identified from the 2022 assessments. Although each site is unique in their design, all the sites share the same top 10 residual risks, and the first priority is to reduce these risks to a manageable level. The programme also saw the deployment of a global real-time monitoring platform that will integrate into our existing 24/7 cyber operations centre.

In line with our commitment to our first value, Safety, the cyber team was rebranded as the cyber safety team. This indicates that all cyber matters should be considered in light of how they influence overall safety. Ensuring our people are equipped with the right knowledge to counter cyber safety and security threats is key to the organisation becoming cyber resilient. Several cyber awareness courses were issued to users within our organisation. In particular, global focus has been given to employee awareness with the launch of the Human Firewall campaign, where we aim to empower all employees to not only recognise cyber risks but also protect the AngloGold Ashanti operating environments and contribute to overall system safety. Additionally, the cyber safety team conducted several threat simulations during the year to identify areas of risk for mitigation.

We remain committed to minimising risk to the organisation and continuously improving security by aligning all our security controls to the International Society of Automation IEC 62443 and National Institute of Standards and Technology (NIST) Cybersecurity framework for critical infrastructure. All policies and procedures are reviewed on a regular basis and audited for compliance. In line with industry transparency, our external Security Score by an independent validator may be viewed ***here***.

High-risk suppliers are identified by considering the type of category, value, volume and known risks provided by or associated with the supplier. Such suppliers are subjected to risk monitoring by our independent market intelligence contractor, the information management and compliance departments, including adverse media and sanction alerts, production, cybersecurity, country, civil liberties and freedom status risks. In cases where we identify or suspect a risk, suppliers are approached with the details of the risks and requested to develop a corrective action plan. This approach provides a fair opportunity to manage the risk and reduce or avoid unintended consequences. If a supplier refuses the remediation, or is not able to demonstrate progress towards resolution, the matter is then escalated and may result in review of the supply relationship.

The result of the top 50 high-risk supplier cyber risk evaluations for 2022 reflected the following:


Cyber risk score
%
Above 80% (very low) 32
Between 70-80% (low) 34
Between 60-69% (medium) 12
Between 50-59% (high) 6
Between 40-49% (high) 0
Below 40% (very high) 0
No rating 16


"All cyber matters should be considered in light of how they influence overall safety."

Pursuing business sustainability continued



MATERIAL SUSTAINABILITY ISSUE

Navigating political and regulatory changes

Related SDGs

8 DECENT WORK AND ECONOMIC GROWTH | 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE | 17 PARTNERSHIPS FOR THE GOALS

Managing political and regulatory uncertainty remains a significant challenge for the mining industry globally. A complex interplay between political, social and economic factors, and uncertainty, leads to trust deficits between stakeholders, hampers our ability to plan for long-term growth, and at times can threaten business continuity in a jurisdiction.

Considering the changes in the global landscape, the mining industry is increasingly expected to play a constructive and developmental role in economic, social, environmental and governance issues. These increasing demands coupled with regulatory uncertainty drive perceptions of escalating risk. This is invariably associated with reduced investment appetite and reduced industry and Company valuations.

With the convergence between formal mining licencing requirements and the growing importance of the social licence to operate, a prerequisite for business continuity is ensuring that trust is restored in the mining sector and strengthened through the industry's actions.

Our commitment

We are committed to reframing the transactional and sometimes adversarial relationships between the Company, local communities and government authorities, as a transformational one which is underpinned by mutual benefit, integrity and transparency. It is in this way that we can promote shared value between our operations and all stakeholders, particularly host communities.

Our approach

Navigating political and regulatory uncertainty is an issue that must be proactively managed. Our approach is underpinned by the need to build trust across the stakeholder groups and continued demonstration of good citizenship by the Company.

Constant constructive engagement with multiple stakeholders is key. We continue to work with community leaders, national and local government and civil society organisations. We also support government-supported initiatives to formalise ASM in Guinea, Tanzania, Ghana and Colombia.

We are guided by the work of other intergovernmental organisations such as the Intergovernmental Forum on Mining, Minerals, Metals and Sustainable Development and the Organisation for Economic Co-operation and Development (OECD).

Progress in 2022

The global economic downturn and the war between Russia and Ukraine remains a risk, with escalating costs for the business and society at large. This is creating potential for economic, social, and subsequent political risks in our jurisdictions as prices for fuel and staple goods continue to increase. It also threatens the ability of the global community and individual member states to meet the UN SDGs by 2030.

West Africa is also experiencing significant political turmoil with a series of coups d'etat across the region, including in Guinea, Mali and Burkina Faso, among others.

The Economic Community of West African States (ECOWAS) has imposed sanctions on the President of Guinea and his close allies pending a timetable for a return to democratic elections and civilian rule. Political instability in the region generally has resulted in a number of challenges, including at our Siguiri mine amid an influx of people from elsewhere in the country and from neighbouring countries, to the province of Upper Guinea.

This is exacerbated by international isolation of the country because of sanctions, endemic poverty and joblessness in the local and wider community. Regional migration has increased ASM and illegal mining activity, slowed the delivery of economic and social development projects, and increased demands for higher local benefit and employment from the mine.

In West Africa, a deteriorating economic environment is fueling inflation and higher levels of unemployment. This has led to an increasing call for employment of local community members and a rise in artisanal mining. Both issues are already a focus for us.

In Colombia and Brazil, we have seen changes of government, which may result in changed business environments. We continue to watch this closely.

Measuring what we manage

We assess potential risks by analysing the political frameworks of the countries in which we operate. This is tracked using six strategic focus areas:

1. Societal contribution as a responsible corporate citizen
2. Strengthening the value chain and local procurement
3. Innovative business and operating model design
4. Leveraging existing capabilities for economic succession
5. Skills development, localisation and talent management
6. Meaningful communication and engagement

Looking ahead

We will continue to engage with multiple parties in the regions in which we operate. Only through meaningful dialogue can we maintain our social licence to operate.

A presidential election will take place in the DRC in 2023 while presidential and parliamentary elections are scheduled in Ghana in 2024 and in Tanzania in 2025.

"Constant constructive engagement with multiple stakeholders is key. We continue to work with community leaders, national and local governments, and civil society organisations."



Pursuing business sustainability continued



MATERIAL SUSTAINABILITY ISSUE

Upholding business ethics and transparency

Related SDG

16 PEACE, JUSTICE AND STRONG INSTITUTIONS

Ethical conduct is the core of integral relationships and underlies all our organisational values. AngloGold Ashanti has in the past two years embarked on a journey to improve our Operating Model and transform our organisational culture. Our ethical commitments have guided us through these organisational changes and informed our dealings with internal and external stakeholders.

Our commitment

We believe ethics are core to establishing and maintaining trust, and that trust is a prerequisite to achieving and maintaining our SLO. Both are vital to improve our business success and sustainability.

Our approach

AngloGold Ashanti's business activities are governed by our ***Code of Business Principles*** and ***Ethics and Business Integrity Policy***. Our Code is fundamental to our culture of performance with integrity. The Code sets out our expectations for the conduct of our Directors, employees, contractors and consultants and affirms our commitment to the highest standards of integrity and ethics in the conduct of our business. Our Business Integrity Policy sets out our commitment to conduct business in an honest and ethical manner with the laws and regulations applicable in the countries in which we operate, with zero tolerance for all forms of bribery and corruption. The Code and Business Integrity Policy contain standards, provide direction and set forth principles that guide our conduct internally, and our interactions with business partners and parties, and the communities in which we operate and undertake our activities. They also summarise important Company policies and procedures, focus attention on key ethical considerations, spell out prohibited conduct, and are intended to foster a culture of high performance with integrity. Since it is impossible to envisage and provide for all possible situations under our Code and Business Integrity Policy, employees are expected to look to the Code as a guide and reference for living our values.

Progress in 2022

Governance and compliance

AngloGold Ashanti's Board is guided by its commitment to ensuring sound governance principles and practices. The Company's governance structures and processes demonstrate our commitment to high standards of business integrity and ethics in all activities. In 2022, 5,390 employees underwent online ethics-related training. More information on our approach to governance is available on our website and in this report: ***Sustainability Governance***.

AngloGold Ashanti is a strong corporate citizen and supporter of transparency and active stakeholder engagement. We have mechanisms in place to report grievances and concerns. Site-specific grievance processes are also in place for employees and communities to report concerns related to legal non-compliance, fraud, bribery and corruption, human rights infringements, and safety and environmental matters.

AngloGold Ashanti's ***Whistleblowing Policy*** is underpinned by a formal Speak-up programme to foster organisational accountability.

In 2022 we officially rebranded the whistleblowing line to the Speak-up line. This involved education on the new line, including posters and links to information on the intranet and corporate website.

Administered by an independent third party, the Speak-up programme aims to foster organisational accountability, transparency, and individual responsibility by encouraging stakeholders to report violations in a responsible and ethical manner. Speak-up allows for the reporting of misconduct (illegal or otherwise) or unethical activity within an organisation for an independent and objective investigation. Results of investigations are communicated to the Audit and Risk Committee and SES Committee, and to the Serious Concerns Committee, on a quarterly basis.

In total, 251 Speak-up reports were received in 2022 (2021: 252). 318 investigations were closed during the year, which included a number of outstanding reports from 2021.

Breakdown of Speak-up investigations closed in 2022


%

Bribery and corruption	3
Compliance	2
Crime and theft	3
Enquiry	1
Ethics	16
Fraud	20
HR and misconduct	34
Irregularities	11
Human rights: sexual harassment	2
Safety, health and environment	8

251
Speak-up reports received

318
investigations closed

5,390
employees underwent online ethics-related training

615
vendor evaluations completed

Transparency

As a company supporter of the *EITI*, the Group reaffirmed its commitment to promoting the open and accountable management of resources, and the reporting of amounts paid to governments.

We recognise that we must earn and maintain our SLO through partnerships with government and community stakeholders in the countries where we operate, and contribute towards their sustainable future. Our *Tax Strategy and Tax Management Policy* lays out our obligations to contribute tax revenues to the economies of the countries in which we conduct business.

We continue to exercise diligence and transparency in line with our tax management policy. This includes open and transparent reporting that is consistent with the *ICMM's Mining Principles* and updated position statement on the transparency of mineral revenues.

The ICMM, through its Tax Working Group, is advocating the adoption of a project by the *Global Sustainability Standards Board (GSSB)*. This project's objective is to develop new, specific disclosures related to tax and payments to governments, with significant proposals, including the GRI standards on tax reporting. This will encompass country-by-country tax reporting, including qualitative statements relating to our approach to tax planning, the Board's involvement in tax, and our approach to engaging with tax authorities globally. AngloGold Ashanti is currently well positioned in preparing to comply with the standard.

Our *Economic value-added statement* represents the value created and shared with our stakeholders. When developing our corporate social investments, we seek to establish and prioritise initiatives in line with country national development plans. This helps to ensure that we work collaboratively, supporting national plans in education, local procurement, local employment, and infrastructure development, among other areas.

Responsible sourcing, value chain strengthening and local procurement

We are committed to responsible sourcing – looking beyond the traditional aspects of cost and quality, and investigating the labour, ethics and environmental practices of our direct and indirect suppliers.

We recognise the severity of potential human rights infringements in our supply chain and endeavour to support suppliers so that they also conduct their business in a manner that respects human rights. We also support inclusive procurement practices, working with local businesses and communities, and prioritising the employment of people from communities surrounding our operations.

We maintain a strict governance policy across our global procurement activities. Suppliers are expected to adhere to the same level of ethical commitment AngloGold Ashanti expects from its own business. This means that suppliers are required to commit to:

- Our *Supplier Code of Conduct*: which encourages all our suppliers, including contractors, to align their businesses with our internal policies and codes of ethical behaviour, particularly on human rights practices, labour relations and employment practices, the environment, our anti-bribery and corruption policies, and safety procedures, policies and standards

Pursuing business sustainability continued

Upholding business ethics and transparency

- Our Supplier Self-Assessment Questionnaire: an online forum for the registration and disclosure of supplier information prior to contract award
- Our *Anti-Bribery and Anti-Corruption Policy*: which guides our commitment to and adherence by employees and suppliers to non-negotiable values
- Our Conflicts of Interest Policy: which requires a commitment to and adherence by employees and suppliers and mandatory disclosure of any conflicts related to procurement activities

Our local procurement programmes emphasise partnerships with locally owned and operated companies and, where appropriate, international firms are requested to establish themselves in-country or through a local joint venture. These programmes reinforce our commitment to local host communities, but also increases the transparency of procurement practices in-country.

Targets are set to drive continuous improvement in local procurement for each country, while recognising that capacity building in each jurisdiction takes time. Regulatory requirements do not mandate local procurement requirements in Australia and Brazil, but our focus is on finding local partners in these jurisdictions as well.

Localisation is included in the sourcing and adjudication process for suppliers with preference placed on in-country suppliers. As a signatory member of the UN Women Empowerment Principles and Global Compact, AngloGold Ashanti has also initiated a project to consider the introduction of these principles into our procurement requirements.

615 vendor evaluations were completed during the reporting period, which represents around 71% of our 2022 new vendor onboarding requests. This does not include re-evaluations of existing vendors which are performed on a regular basis and excludes once-off vendors, since once-off vendors do not complete supplier assessment questionnaires (SAQs).

Government relations and reporting

Managing requests by government departments and government officials is a key compliance risk at AngloGold Ashanti. This risk is managed through, among other things, Group policies, site-specific procedures, online and face-to-face training, quarterly books and records review, review of payments, onsite compliance risk assessments, and awareness raising through communications.

Several country-specific procedures address potential risks, guide how we interact with government officials and other stakeholders, and ensure accurate records for payments to government departments and officials or key stakeholders. There are also government payment procedures and petty cash policies that align to country-specific policies and procedures.

In 2022, the Group compliance team continued to strengthen controls to prevent and detect risks, including fraud, bribery and corruption risks, in respect of these payments. We also continued to adopt a risk-based approach to the vetting of third-party agents and intermediaries and now require them to adhere to anti-bribery and anti-corruption policies and procedures, including the disclosure of their payments to government officials.

Payments to Government ($ million)	2022
Argentina	116.2
Australia	102.9
Brazil	129.3
Colombia	10.3
DRC	116.5
Ghana	127.2
Guinea	57.2
Tanzania	212.7
USA	7.5

The Group follows procurement guidelines set out in our policy on *Engagement of Agents and Government Intermediaries*, and institutes site-specific procedures related to payments made to government officials. These processes are studied as part of the site reviews conducted by the compliance team during combined assurance reviews. On a quarterly basis, sites report on payments to the country or regional audit committees. Information is consolidated for reporting to the SES and Serious Concerns Committee.

Towards the end of 2022, improvements were also introduced into the financial ERP system, enabling the recording and reporting of risks associated with strategic, high-value or high-risk suppliers including adverse media findings, financial, production, cyber and country risk. The introduction of these measures will enable reporting and compliance with upcoming changes to SEC and NYSE regulations.

The result of the top 50 high-risk supplier evaluations for 2022 reflected the following:

80%

are located in countries of very low to low risk with regard to political rights with 14% in high-risk and 6% in very high-risk countries. Political rights refer to an individual's ability to participate in civil and political life of the society and state without fears of discrimination or repression

80%

of suppliers are located in counties/regions that are considered free, while 14% are considered partially free and 6% not free. Freedom in this case refers to a country that protects the civil liberties of its citizens

66%

of suppliers presented low to very low cyber risks, with 12% and 6% presenting medium and high cyber risks respectively. 16% of suppliers do not have a cyber risk rating

24%

of suppliers are considered to present a moderate production risk to the Company, with 76% presenting high production risks, should the supply of products or services be harmed or compromised

We also completed several external regulatory declarations, including the Modern Slavery Statement, Dow Jones declaration, South Africa BBBEE 2021 review, WGC and ICMM declarations. These reviews and declarations lead to an improvement in the Company's Dow Jones rating and a deterioration in its BBBEE ratings, which is a result of the disposal of the South African operations. A BBBEE strategy is being tabled for approval to return our BBBEE ratings to a sound compliance level.

Looking ahead

Among our key areas of focus in 2023 will be:

- Revisiting all standards and policies with the goal to implement updated guidelines and requirements during 2023
- Introducing our new Global Procurement Standard to help ensure that we comply with local content laws and conduct due diligence on local joint ventures to certify that they promote skills transfer and the capacity building of local partners



"Ethics are core to establishing and maintaining trust, and that trust is a prerequisite to achieving and maintaining our SLO."

Independent assurance report to the Directors of AngloGold Ashanti

Introduction

As a member of the International Council on Mining & Metals (ICMM), AngloGold Ashanti Limited (AngloGold Ashanti) is committed to obtaining assurance over specified assertions related to its 2022 Sustainability Report in accordance with the ICMM Mining Principles (Dec 2022).

In addition, as a member of the World Gold Council, AngloGold Ashanti also requires assurance on its implementation of the World Gold Council (WGC) Responsible Gold Mining Principles (RGMPs) and the Conflict-free Gold Standard.

IBIS ESG Consulting Africa (Pty) Ltd (IBIS) was commissioned by AngloGold Ashanti to conduct an independent third-party assurance engagement in relation to the sustainability information in its Sustainability Report (the Report) for the financial year that ended 31 December 2022 as well as its Conflict-free Gold Report for 2021.

IBIS is an independent licensed provider of sustainability assurance services. The assurance team was led by Petrus Gildenhuys with support from a multidisciplinary team of health, safety, social, environmental and assurance specialists with extensive experience in sustainability reporting. Petrus is a Lead Certified Sustainability Assurance Practitioner (LCSAP) with more than 25 years' experience in sustainability performance measurement involving both advisory and assurance work.

Assurance standard applied

This assurance engagement was performed in accordance with AccountAbility's AA1000AS v3 (2020) ("AA1000AS") and was conducted to meet the AA1000AS Type II Moderate and High level requirements respectively as indicated below.

Respective responsibilities and IBIS' independence

The directors of AngloGold Ashanti are responsible for preparing its Sustainability Report and for the collection and presentation of sustainability information within the Report. The directors are also responsible for the preparation and presentation of a compliance statement in accordance with the ICMM Mining Principles and related reporting commitments. This responsibility includes the identification of stakeholders and stakeholder requirements, material sustainability issues and commitments with respect to sustainability performance, as well as for the design, implementation, and maintenance of internal controls relevant to the preparation of the report.

For the RGMPs, AngloGold Ashanti is responsible for ensuring that the organisation designs, implements, operates and monitors activities, processes and controls to ensure compliance with policies and procedures that conform to the Principles. It is also responsible for the preparation and presentation of the report on the Conflict-free Gold Standard as well as the required disclosure thereon. This responsibility includes establishing appropriate risk management and internal controls from which the reported information is derived.

IBIS' responsibility is to the Directors of AngloGold Ashanti alone and in accordance with the terms of reference agreed with AngloGold Ashanti. IBIS applies a strict independence policy and confirms its impartiality to AngloGold Ashanti in delivering the assurance engagement. This assurance engagement is the first assurance engagement conducted for AngloGold Ashanti by IBIS.

Assurance objectives

The purpose of the assurance engagement was to provide the management of AngloGold Ashanti with an independent assurance opinion on whether:

a) AngloGold Ashanti meets the implementation and reporting requirements in terms of its World Gold Council membership as disclosed with specific reference to the RGMPs (Moderate),

b) AngloGold Ashanti's methodology for preparing the Conflict-Free Gold Report for 2021 are in accordance with the Conflict-Free Gold Standard (Moderate), and

c) the Report meets the following objectives as per the ICMM Mining Principles (Dec 2022).

- **ICMM Subject Matter 1:** AngloGold Ashanti's conformance with the ICMM Mining Principles, including the associated mandatory requirements set out in the ICMM Position Statements. (Moderate)
- **ICMM Subject Matter 2:** AngloGold Ashanti's material sustainability risks and opportunities that form the basis of its review of the business and the views and expectations of its stakeholders. This involves AngloGold Ashanti's approach to identify, prioritise and respond to its material sustainable development (SD) risks and opportunities, assessed through AngloGold Ashanti's application of the AA1000 Accountability Principles (2018). (Moderate)
- **ICMM Subject Matter 3:** The existence and status of AngloGold Ashanti's implementation of systems and approaches used to manage its identified material SD risks and opportunities. (Moderate)
- **ICMM Subject Matter 4:** Reporting on AngloGold Ashanti's performance during the reporting period reflected by the following subject matter disclosures relating to AngloGold Ashanti's material SD risks and opportunities:

High assurance

Key performance indicator	Unit of measurement
Type of injury and rates of injury and number of work-related fatalities (*p 30 - Sustainability Report*)	Number
Occupational diseases (Number of new Silicosis / Tuberculosis (TB) / Noise-induced Hearing Loss (NIHL) Cases) (*p 32 - Sustainability Report*)	Number
Community investment (CSI) (*p 38 - Sustainability Report*)	USD
Energy intensity (*p 49 - Sustainability Report*)	GJ/ tonne treated
Total greenhouse gas (GHG) emissions (p 49 - Sustainability Report)	tCO2e
GHG emissions intensity (*p 49 - Sustainability Report*)	Kg of GHG per tonne treated
Total water discharge by quality and destination (*p 56 - Sustainability Report*)	Kl
Total number and volume of significant spills (*p 53 - Sustainability Report*)	Number
Total amounts of overburden, rock, tailings, and sludges and their associated risks (*p 54 - Sustainability Report*)	Number
Percentage of security personnel trained in the organisation's policies and procedures concerning aspects of human rights (VPSHR) that are relevant to operation (*p 44 - Sustainability Report*)	Percentage

High assurance continued

Key performance indicator	Unit of measurement
Percentage and total number of operations that have been subject to human rights reviews and/or impact assessments (*ESG Data Workbook*)	Percentage and Number
Percentage of new suppliers that were screened using labour practices / human rights impacts criteria (*p 44 - Sustainability Report*)	Percentage
Royalties and taxes paid to government in terms of Extractive Industries Transparency Initiative (EITI) Principles (*p 66 - Sustainability Report*)	$ million

Moderate assurance

Key performance indicator	Unit of measurement
Proportion of spending on locally based suppliers at significant locations of operation (*p 6 - Sustainability Report*)	Percentage
Total water imported by source (*p 57 - Sustainability Report*)	Megalitres
Operational sites owned, leased, managed in or adjacent to protected areas and areas of high biodiversity value outside protected areas (*ESG Data Workbook*)	Number
Total weight of waste by type and disposal method (*ESG Data Workbook*)	Tonnes, Kilotonnes and Megatonnes
Amount of land (owned, or managed) disturbed or rehabilitated (*p 54 - Sustainability Report*)	Hectares
Number of grievances about human rights impacts / impacts on society filed, addressed and resolved through formal grievance mechanisms (*p 39 - Sustainability Report*)	Number
Significant actual and potential negative human rights impacts in the supply chain and actions (*p 44 - Sustainability Report*)	Narrative
Programmes for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings (*ESG Data Workbook*)	Number

- **ICMM Subject Matter 5:** AngloGold Ashanti's application of disclosures regarding the Company's prioritisation process for selecting assets for third-party Performance Expectations (PE) Validation on *page 70*. (Moderate)

Assessment criteria

The following suitable assessment criteria were used in undertaking the work:

- The WGC RGMP criteria
- The WGC Conflict-free Gold Standard criteria
- The ICMM Mining Principles as defined by the following subject matter criteria:
  - **ICMM Subject Matter 1:** ICMM Principles and relevant PEs, and mandatory requirements set out in the ICMM Position Statements
  - **ICMM Subject Matter 2:** AngloGold Ashanti's description of its process for identifying material sustainability issues that meet the principles of completeness and materiality as defined in Global Reporting Initiative (GRI) as well as AA1000AP (2018) adherence criteria for the Principles of Inclusivity, Materiality, Responsiveness and Impact as published
  - **ICMM Subject Matter 3:** AngloGold Ashanti's description of systems and approaches (as reported) that meet the reporting requirements for management of SD risks and opportunities in line with the requirements of GRI 103
  - **ICMM Subject Matter 4:** Completeness, accuracy and validity of reported sustainability data throughout the Report in accordance with the internal AngloGold Ashanti operational Safety and Sustainable Development Indicator Definitions and Guidance Notes
  - **ICMM Subject Matter 5**: The description of the AngloGold Ashanti's asset prioritisation process and its application

Assurance procedures performed

Our assurance methodology included:

- Interviews with relevant functional managers from AngloGold Ashanti Group and inspection of information provided to test and verify the existence and completeness of procedures and processes in place for adherence to the AA1000AP Standard, ICMM Mining Principles, and the WGC requirements
- AngloGold Ashanti Group, as well as a combination of desktop and onsite reviews at nine sampled operations across the globe. This involved testing, on a sample basis, the measurement, collection, aggregation and reporting of selected sustainability information at each operation
- Inspection and corroboration of supporting evidence to evaluate the data generation and reporting processes against the assurance criteria
- Reliance on Internal Audit work related to select indicators in scope by way of reviewing the scope of work, procedures performed, and outcomes documented
- Reporting the assurance observations to management as they arose to provide an opportunity for corrective action prior to completion of the assurance process
- Assessing the presentation of information relevant to the scope of work in the Report to help ensure consistency with the assurance observations

Engagement limitations

IBIS planned and performed the work to obtain all the information and explanations believed necessary to provide a basis for the assurance conclusions for High and Moderate levels of assurance respectively in accordance with AA1000AS v3.

The procedures performed at a Moderate assurance level vary in nature from and are less extensive than for High assurance in relation to risk assessment procedures, including an understanding of internal control, and the procedures performed in response to the assessed risks. As a result, the level of assurance obtained for a Moderate assurance engagement is lower than for High assurance as per AA1000AS v3.

Conversion factors used to derive emissions and energy used from fuel and electricity consumed, are based upon information and factors derived by independent third parties. The assurance work did not include an examination of the derivation of those factors and other third-party information.

IBIS experienced no limitations to the agreed extent of work required for the engagement. The scope of work did not extend to any subject matters other than specified in this assurance statement.

Independent assurance report to the Directors of AngloGold Ashanti
continued

Assurance conclusion

High assurance opinion | HA

In our opinion, based on the work undertaken for High assurance as described, we conclude that the subject matters in the scope for High assurance have been prepared and disclosed in accordance with the defined reporting criteria and are free from material misstatement.

Moderate assurance opinion | MA

In our opinion, based on the work undertaken for Moderate assurance as described, we conclude that the subject matters in the scope for Moderate assurance are supported by the evidence obtained.

Key observations and recommendations

Based on the work set out above, and without affecting the assurance conclusions, the key observations and recommendations for improvement are as follows:

In relation to the WGC Standards

AngloGold Ashanti has designed and implemented operational processes and controls to ensure compliance with policies and procedures that conform to the RGMPs requirements. It is also actively monitoring its implementation. IBIS applied the WCG/ICMM Equivalency Matrix to cross-validate AngloGold Ashanti's Self-Assessments at a corporate level and the following sites: Córrego do Sitio Complex, Cuiabá Complex, Tropicana and Sunrise Dam.

AngloGold Ashanti has prepared and disclosed its 2021 Conflict-free Gold Report in accordance with the WGC Conflict-free Gold Standard and has established appropriate risk management and internal controls.

In relation to the ICMM Subject Matter 1

AngloGold Ashanti's corporate statements, together with the reviewed Group policies, management standards and procedures, conforms to and reflect the implementation of the ICMM Mining Principles, Performance Expectations and the related Position Statements.

In 2022 it was agreed for IBIS to focus on WGC's RGMPs and apply the Equivalency Matrix to 'read across' conformance with the equivalent ICMM PEs as a means of validating the above listed entities' self-assessments.

In relation to the ICMM Subject Matter 2

Inclusivity: AngloGold Ashanti's Stakeholder Engagement Standard outlines its approach to stakeholder engagement, and the purpose and scope of engagement. AngloGold Ashanti has implemented processes and allocated resources to support stakeholder participation, with each of its operations customising its stakeholder engagement plan to meet the specific requirements of stakeholders in the areas of operation.

It is recommended that AngloGold Ashanti consider reporting on metrics relating to stakeholder engagement outcomes and effectiveness to ensure that it maintains its position as a stakeholder-inclusive company.

Materiality: AngloGold Ashanti has identified its material sustainability matters using a wide range of sources, including stakeholder inputs. It engages in an annual process to determine its material sustainability issues that are integrated into its governance, strategy, and risk management processes. AngloGold Ashanti clearly articulates its process for determining its material sustainability issues and how responses to these issues are developed and implemented.

Responsiveness: AngloGold Ashanti has through its annual reporting and sustainability reporting, developed a process for responding to material sustainability topics and communicating them to stakeholders that is applied across the organisation.

It is recommended that AngloGold Ashanti develop and implement a formal process for tracking responses and communication with stakeholders that is continuous and ongoing, to ensure that it is able to proactively respond to stakeholders, in a way that addresses their needs, concerns and expectations.

Impact: AngloGold Ashanti uses its materiality determination process as a basis to identify its impacts and its impact performance. AngloGold Ashanti has implemented processes to integrate the management of key impacts into strategy, governance, and risk management processes. AngloGold Ashanti has mapped out the SDGs against its material sustainability issues throughout the report, and identified priority SDG targets serving as a contextual framework for measuring and reporting its impacts, both positive and negative.

In relation to the ICMM Subject Matter 3

The processes observed to manage the Group's material sustainability risks and opportunities have been applied throughout the Group through the implementation of standards and programmes and have been well articulated in the Sustainability Report and Company website. Group Management Standards and Policies define the mandatory minimum requirements set for managing a wide range of sustainability issues.

In relation to the ICMM Subject Matter 4

IBIS observed that appropriate measures are in place to provide reliable source data related to the selected sustainability disclosures in the assurance scope. AngloGold Ashanti has an established sustainability data management system, which assists with the collection and consolidation of sustainability information.

Data inconsistencies that were identified during the assurance process were subsequently corrected by management.

IBIS recommends that additional internal reviews are performed between supporting evidence and the sustainability data management system to ensure that figures are correctly calculated, entered and reported on the system.

In relation to the ICMM Subject Matter 5

AngloGold Ashanti's process of external validation as observed by IBIS is confirmed to have commenced in September 2022 and is scheduled for completion across all assets over a three-year period. AngloGold Ashanti re-prioritised its asset validation process to align with the combined assurance audit cycle.

A comprehensive management report detailing specific findings and recommendations for continued sustainability reporting improvement has been submitted to AngloGold Ashanti management for consideration.

Petrus Gildenhuys

Director, IBIS ESG Consulting South Africa (Pty) Ltd
Johannesburg, 15 March 2023

AA1000
Licensed Report
000-156/V3-92TOM

The assurance statement provides no assurance on the maintenance and integrity of sustainability information on the website, including controls used to maintain this. These matters are the responsibility of AngloGold Ashanti.

Note: AngloGold Ashanti's measurement and reporting criteria applied to report its sustainability information in the 2022 Sustainability Report are publicly available here: ***https://reports.anglogoldashanti.com/22/download/AGA-MCD22.pdf***

Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:

The Standard Bank of South Africa Limited

Auditors:

Ernst & Young Inc.
IBIS Consulting (Pty) Ltd

Offices

Registered and Corporate

112 Oxford Road, Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 10 AMP Building
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors

Executive

A Calderon ⚡
(Chief Executive Officer)
GA Doran ⚡✔ (Chief Financial Officer)

Non-executive

MDC Ramos ^ (Chairperson)
KOF Busia °
AM Ferguson *
AH Garner #
R Gasant ^
SP Lawson #
MC Richter #~
JE Tilk ▲

American ⚡ Australian * British
▲ Canadian ° Ghanaian ✔ Irish
~Panamanian ^ South African

Officers

LM Goliath
Group Company Secretary

Investor Relations contacts

Yatish Chowthee

Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail:
yrchowthee@anglogoldashanti.com

Andrea Maxey

Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
Email: amaxey@anglogoldashanti.com

Share registrars

South Africa

Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue, Rosebank, 2196
(Private Bag X9000, Saxonwold, 2132)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: Queries@Computershare.co.za
Website : www.computershare.com

Australia

Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana

NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary

BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail: shrrelations@
cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECT℠

BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

AngloGoldAshanti

www.anglogoldashanti.com